As filed with the Securities and Exchange Commission on April 4, 2016

Registration No. 333-208565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BATS GLOBAL MARKETS, INC.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	6200	46-3583191
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214
(913) 815-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Eric Swanson, Esq.
Executive Vice President, General
Counsel and Secretary
Bats Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214
(913) 815-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Deanna L. Kirkpatrick, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

Gregory A. Fernicola, Esq.
Phyllis G. Korff, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Title of Each Class of Securities to Be Registered	Amount To Be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	15,143,266	$19.00	$287,722,054	$28,974

(1) Includes 1,975,208 shares that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

(3) The Registrant has previously paid $10,070 of this amount in connection with the initial filing of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued April 4, 2016

13,168,058 Shares

Bats Global Markets, Inc.

COMMON STOCK

The selling stockholders of Bats Global Markets, Inc. identified in this prospectus are offering 13,168,058 shares of common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering. This is the initial public offering of our shares, and no public market exists for our shares. We anticipate that the initial public offering price will be between $17.00 and $19.00 per share.

Upon completion of this offering, our principal investors will collectively own approximately 79.7% of the total voting power of our capital stock. See "Principal and Selling Stockholders."

We have applied to list the common stock on Bats BZX Exchange, Inc. (BZX) under the symbol "BATS."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 18.

PRICE $ A SHARE

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to selling stockholders	$	$

(1) We have agreed to reimburse the underwriters for certain expenses. See "Underwriters (Conflicts of Interest)."

Certain of our selling stockholders named herein have granted the underwriters the option to purchase an additional 1,975,208 shares of common stock. The underwriters may exercise this option at any time within 30 days from the date of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on , 2016.

Morgan Stanley **Citigroup**

BofA Merrill Lynch **Credit Suisse** **Goldman, Sachs & Co.** **J.P. Morgan**

Jefferies **Barclays** **Nomura** **Sandler O'Neill + Partners, L.P.**

, 2016

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements included in this prospectus.

In this prospectus, unless the context otherwise requires, "Bats," the "company," "we," "us" and "our" refer to Bats Global Markets, Inc. (or prior to the acquisition of Direct Edge Holdings LLC, or Direct Edge, in January 2014, Bats Global Markets Holdings, Inc.) and its consolidated subsidiaries: BZX, BYX, EDGX and EDGA (each, a national securities exchange), Bats Trading, Inc. (a U.S. broker-dealer), Bats Trading Limited (a U.K. operator of our multilateral trading facility and our Regulated Market, under its Recognised Investment Exchange status, and known as "Bats Europe"), Chi-X Europe Limited (a stand-alone U.K. broker-dealer) and Bats Hotspot (operator of our institutional spot foreign currency, or FX, market). We have defined certain industry-related and other terms in a glossary appended to this prospectus. Please see the glossary for our definition of "market share" and other terms.

Our Company

We are a leading global operator of securities exchanges and other electronic markets enabled by world-class technology. We provide trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. Our principal objective is to improve markets by maximizing efficiency and mitigating trade execution risk for market participants. Our asset class focus currently comprises listed cash equity securities in the United States and Europe, listed equity options in the United States and institutional spot FX globally, as well as exchange-traded products, or ETPs, including exchange-traded funds, or ETFs, in the United States and Europe. Trade execution comprised 44.6% of our revenues less cost of revenues, and market data and connectivity, or non-transaction revenues, comprised 55.4% of our revenues less cost of revenues for the year ended December 31, 2015.

We are the second largest exchange operator in U.S. listed cash equity securities trading by market share, the largest exchange operator of ETFs and other ETPs by market share, and the largest European exchange operator as measured by notional value traded as of December 31, 2015. In addition, for each of the six consecutive months ended December 31, 2015, excluding the Chinese exchanges, we were the largest equities market operator globally as measured by notional value traded. Moreover, during 2015 we operated the fastest growing market in the United States for exchange traded options as measured by market share.

We improve markets by maximizing efficiency and mitigating trade execution risk, in part by offering low-cost, market-leading pricing and low-latency trade execution enabled by resilient and robust proprietary technology. For example, during the year ended December 31, 2015, our net capture, including auctions, in the U.S. equities market was approximately 42% of the rate reported by NASDAQ Group's U.S. equities operations and Intercontinental Exchange's New York Stock Exchange, or NYSE, operations, while our net capture, including auctions, in the European listed equity securities market was approximately 94% of the rate reported by the London Stock Exchange's European equities operations. During the year ended December 31, 2015, our net capture in the U.S. listed equity options market was 8% to 19% of the rate reported by the Chicago Board Options Exchange, or CBOE, NYSE Arca, NYSE MKT, NASDAQ Options Market and NASDAQ PHLX. We offer the same low-cost, market-leading pricing for our market data products. During the year ended December 31, 2015, our pricing for market data for the U.S. equities market was a combined $12,500 per month for data from BZX, BYX, EDGX and EDGA. This is approximately 8% of the prices reported by NYSE and NASDAQ operations to receive data for all of their respective markets during the same period.

Our market data pricing in Europe was €59.50 per month for pan-European data during the year ended December 31, 2015. This is approximately 11% of the cost of receiving data from the other exchanges across Europe during the same period. Participants can also purchase our FX market data for $5,000 per month. This is approximately 8% of the price currently charged by EBS Market.

We develop, own and operate the Bats trading platforms, which deploy our proprietary technology designed to offer some of the fastest and most reliable trading systems available. Our diverse exchange platforms are designed to facilitate price discovery by encouraging the quoting of competitive displayed, or lit, prices, but also offer opportunities to post undisplayed, or dark, trading interest on our U.S. and European order books. The core offerings and products driving our volume and leading market positions include:

- *U.S. Listed Cash Equity Securities.* In the United States, we operate four national securities exchanges, BZX, BYX, EDGX and EDGA. All four Bats exchanges trade listed cash equity securities and ETPs, while offering different pricing alternatives. BZX also serves as a listing destination for ETPs.
- *European Listed Cash Equity Securities.* In Europe, Bats Europe operates both a Multilateral Trading Facility, or MTF, and a Regulated Market, or RM, under its Recognised Investment Exchange, or RIE, status. Bats Europe operates two lit books, a periodic auctions book and two dark books on its MTF and operates one lit book and one dark book on its RM. On these books, we offer trading in listed cash equity securities from within 23 European indices and 15 major European markets, in addition to ETFs, exchange-traded commodities and international depositary receipts.
- *U.S. Listed Equity Options.* In the United States, each of BZX and EDGX also operates a market for trading listed equity options.
- *Global FX.* We operate separate New York and London area matching engines that offer access to trading in more than 60 currency pairs and gold and silver bullion.

For the year ended December 31, 2015, we had a 21.1% share of the overall U.S. equity market, a 22.4% share of the trading of ETPs and a 9.6% share of the U.S. equity options market. In Europe, for the year ended December 31, 2015, we had a 24.4% share of European trading in the securities available for trading on Bats Europe. In addition, we had $25.8 billion average daily notional value, or ADNV, in our Global FX segment from the Bats Hotspot Acquisition on March 13, 2015 to December 31, 2015. Globally, for the year ended December 31, 2015, we had an 11.1% share of the publicly reported institutional spot FX market.

For the two months ended February 29, 2016, we had a 21.4% share of the overall U.S. equity market, a 24.5% share of the trading of ETPs and a 10.2% share of the U.S. equity options market. For ETPs, during the two months ended February 29, 2016, we had 13 new listings, or 50.0% of all newly listed ETPs in the United States. We also had 69 total listings as of February 29, 2016, or 3.7% of all listings in the United States. In Europe, for the two months ended February 29, 2016, we had a 24.3% share of European trading in the securities available for trading on Bats Europe. In addition, for the two months ended February 29, 2016, we had $31.7 billion ADNV in our Global FX segment and 12.0% of the publicly reported institutional spot FX market.

Our revenue consists primarily of transaction fees, regulatory fees, market data fees and port fees. On a consolidated basis, our revenues less cost of revenues were $384.4 million for the year ended December 31, 2015, which represents a 25.0% increase from the $307.5 million generated for the year ended December 31, 2014. Non-transaction revenues were 55.4% of revenues less cost of revenues for the year ended December 31, 2015. Adjusting for growth through acquisitions, our organic compound annual growth rate of revenues less cost of revenue for the last four years was 12.4%. For the year ended December 31, 2015, our Normalized EBITDA margin was 61.2%, compared to 54.7% for the

With these new regulations, and as regulatory authorities globally continue to establish stricter standards, we believe our customers will continue to strengthen their compliance capabilities, manage greater volumes of data and improve their risk functions.

Our Competitive Strengths

As a result of these industry developments, newer trading centers like ours are better able to compete against competing exchanges based on technology, price and customer experience. We believe that the following competitive strengths position us well to capitalize on these industry dynamics:

- *Leading and Attractive Market Positions.* We are a leading global operator of securities exchanges and other electronic markets and have an attractive market share in the markets we serve. In U.S. listed cash equities, we are the second largest exchange operator, with a market share of 21.1% of the overall U.S. equity market for the year ended December 31, 2015. Our U.S. exchanges also execute the largest share of trading in ETPs, including ETFs and exchange-traded notes, with a 22.4% share of the trading of ETPs for the year ended December 31, 2015. In European listed equities, we execute the largest notional value of pan-European equities traded by a single market operator RIE, with a market share of 24.4% of European trading in the securities available for trading on Bats Europe for the year ended December 31, 2015. In addition, we have a substantial presence in the FX markets with our recent Bats Hotspot Acquisition, with a 11.1% market share of the publicly reported institutional spot FX market for the year ended December 31, 2015. The combination of our attractive market positions, the quality of our markets and the expertise of our teams have enabled us to grow our market share across our markets over the last four years.
- *Leading Proprietary Technology Platform.* We develop, own and operate a proprietary technology platform, which we designed to optimize reliability, speed, scalability and versatility across all of our markets.
  - Our trading platforms have experienced very low operational downtime, as demonstrated by the fact that for the years ended December 31, 2015 and 2014, all of our global markets were immediately and automatically accessible (i.e., fully operational) 99.994% and 99.991% of the time, respectively. For the year ended December 31, 2015, five of our eight global platforms were fully operational 100% of the time. We believe that this reliability gives our customers an additional incentive to use our platforms to mitigate trade execution risk, especially in times of extreme market volatility. Including our two Hotspot platforms, we either launched or moved data centers for eight of our ten trading platforms in 2015 with no significant operational downtime.
  - We use the same technology platform across all of our equities and options markets, which optimizes efficiency, versatility, resiliency and scalability and maximizes uniformity of customer experience. We acquired an additional proprietary trading platform with the Bats Hotspot Acquisition in March 2015, and we are evaluating its migration to our existing Bats technology platform in the coming years. In order to continuously implement new enhancements to our trading platforms, new software releases are deployed to our markets multiple times per month.
  - Our average latency, which measures the time that it takes for us to process an order message, has decreased 94% from over 930 microseconds in January 2007 to approximately 57 microseconds for the year ended December 31, 2015.
- *Highly Attractive Operating Model.* The scalability of our technology platforms and the efficiency of our operations allow us to continue to grow with limited additional capital investment. We use technology to leverage our products and employees across multiple asset classes and

geographies. As a result, we are able to operate with lower overhead than many competing exchanges. In addition, unlike competing exchanges, we are not burdened by legacy infrastructure. With 286 employees globally as of December 31, 2015, we have captured substantial market share from traditional exchanges in the United States and Europe while maintaining substantially lower fixed costs. This scalability and our low cost structure have driven our Normalized EBITDA margin to 61.2% for the year ended December 31, 2015, compared to 54.7% for the year ended December 31, 2014. Along with the substantial amount of non-transactional revenue we generate, our operating leverage provides us with opportunities to continuously improve our operating margins and generate significant operating cash flows.

- *Commitment to Competitive and Market-leading Pricing.* Due to our operating leverage, we are able to profitably employ an aggressive, low-spread pricing strategy, which we believe provides us with an important competitive advantage. In addition, we have employed market-leading, and in some cases, disruptive pricing strategies to increase our market share and improve net capture across our markets.

- *Proven Ability to Rapidly Execute on Market Opportunities.* Since our inception, we have demonstrated a unique ability to efficiently expand into new products and new markets, through our effective navigation of dynamic regulatory environments and our identification and successful execution of transformational acquisitions. We do so by leveraging our vast industry expertise and through a continuous dialogue with regulators and key market participants. For example:

  - we launched trading in the United States within seven months of our initial incorporation, executed our first trades in the European market within seven months of receiving board approval, began trading listed equity options within eight months of receiving board approval and launched our first ETF listings within three months of receiving final approval from the Securities and Exchange Commission, or the SEC;

  - we successfully executed the transformational acquisitions of Chi-X Europe, Direct Edge and Hotspot in 2011, 2014 and 2015, respectively, in an effort to accelerate our expansion into new products and geographies. Our rapid integration of these businesses and our realization of synergies from them have strengthened our competitive position and improved our financial results; and

  - with the Chi-X Europe acquisition in 2011, we have realized approximately $14 million in annualized synergies through December 31, 2012. With the Direct Edge Acquisition, we have realized approximately $28 million in annualized synergies through December 31, 2015, and with the Hotspot Acquisition, we have realized approximately $4 million in annualized synergies through December 31, 2015. We expect to realize an additional $19 million and $5 million in annualized synergies through December 31, 2016 from the Direct Edge and Hotspot Acquisitions, respectively.

- *Unique Partnership-Driven Product Design and Delivery.* We are structured and committed to deliver a differentiated experience to our customers, through our offering of innovative order types, risk management tools and other products and services. In part due to our strong relationships with our principal investors and their affiliates, we benefit from access to the strategic insights and industry expertise of some of the most active market participants. For example, we offer several products that enable our customers to monitor their order handling on our markets in real-time, such as our user dashboard and latency reports, both of which are web-based tools designed to provide customers with real-time information about their connectivity to our platform and the speed at which their orders are processed and executed within our markets. We also operate one of the few market centers in Europe that offers routing services to other venues that publicly display quotes, or lit venues, which we believe provides an added incentive to use our market. Additionally, EDGX has typically been the preferred

intend to capitalize on expected changes to regulatory transparency requirements that can encourage ETP trading to migrate from the more opaque over-the-counter, or OTC, market to regulated exchange markets like Bats Europe. We also expect continued global industry expansion in ETP launches, trading volumes and assets, which we hope will create additional opportunities for us to serve issuers, liquidity providers and investors.

- *Fully Monetize the Value of Market Data and Connectivity.* As market share and volumes on our exchanges and trading platforms continue to rise, we believe that additional proprietary market data, analytics and connectivity revenues can be generated while continuing to be a leader on price versus competing platforms across all of our segments. In our Global FX segment, we are considering introducing market data products and connectivity fees to our Bats Hotspot Platform. In Europe, we intend to leverage our position as the leading exchange and OTC reporting facility to use our market data to develop indices and other information services.
- *Pursue Strategic Opportunities.* We intend to seek additional opportunities to grow through strategic alliances or acquisitions that are complementary to our business or that enable us to enter new markets or provide new products or services. Our focus will be on opportunities that we believe can enhance or benefit from our technology platform, offer significant cost synergies and operational efficiencies and are consistent with our corporate culture. We believe that the establishment of a public trading market for our common stock will enhance our ability to pursue strategic opportunities by providing a currency with which to execute future acquisitions.

Recent Developments

In March 2016, we agreed to acquire ETF.com, a leading provider of ETF data, news and analysis, which had approximately $3.0 million in annual revenue for 2015. The transaction closed on April 1, 2016.

In March 2016, together with T3Index, a research-driven financial indexing firm, we launched the Bats-T3P SPY Volatility Index, or SPYIX, an index measuring expected 30-day volatility in the most actively traded security worldwide, the SPDR S&P 500 ETF, or SPY. The SPYIX is calculated using prices from highly-active, electronically-traded multiple-listed SPY options, which we believe to be an improvement over the slower, manually-traded, floor-based S&P 500 index options used to calculate other volatility benchmarks. SPYIX also includes important features designed to enhance critical stability during periods of low liquidity in the market, namely its proprietary "price-dragging" technique which helps reduce erratic movements in the index.

In February 2016, we unveiled an updated corporate brand, including a new logo and naming conventions, all developed in-house by Bats associates. We expect the project will cost approximately $350,000 to fully implement. It is anticipated that the rebrand will be completed on or around April 30, 2016.

In November 2015, we launched our second options exchange, EDGX Options, with a customer priority, "pro rata" market model as a complement to our existing BZX Options exchange featuring a price-time-priority model. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Our Model" for further information on our pricing models.

In October 2015, we launched in the United States "The Bats ETF Marketplace," a market specifically structured and designed for ETF issuers and their investors, introducing the Bats ETP Issuer Incentive Program and the Bats Lead Market Maker, or LMM, Program. The Bats ETP Issuer Incentive Program is an innovative program that rewards issuers as their ETP listings grow on BZX. Traditionally, ETP issuers have paid an annual exchange fee to the listing venue that increases as the product becomes more successful. The Bats ETP Issuer Incentive Program rewards ETP issuers for their product's success with a rebate based on the product's consolidated average daily volume, or

CADV. The Bats LMM Program is a rewards-based program that incentivizes market makers for their participation in BZX-listed ETPs. First, LMMs receive larger incentives for providing liquidity and reduced costs for removing liquidity in their assigned ETPs. Second, LMMs receive additional economic incentives for making markets in additional ETP products listed on Bats. The Bats LMM Program is supplemented by Bats' Competitive Liquidity Provider, or CLP, program, which is also a rewards-based program designed to incent market makers to make tighter quote spreads with increased liquidity for BZX-listed ETPs.

Reclassification and Stock Split

Immediately prior to the completion of this offering, we intend to reclassify each share of our existing capital stock designated as Class A non-voting common stock as one share of common stock. We also intend to reclassify each share of our existing capital stock designated as Class B non-voting common stock as one share of non-voting common stock. In addition, immediately following the stock reclassification described above and prior to the completion of this offering, we intend to declare a 1-for-2.9 stock split of all outstanding common stock and non-voting common stock. See "Description of Capital Stock."

Risk Factors

Investing in our common stock involves substantial risk. Please read "Risk Factors" beginning on page [18] for a discussion of certain factors you should consider in evaluating an investment in our common stock. Some of these risks include:

- intense competition, including price competition, with a broad range of market participants globally, including our principal investors, and further consolidation and alliances among our securities trading competitors could impair our competitive position;
- market data fees and net transaction fees may be reduced due to declines in our market share, trading volumes or regulatory changes, and our lack of revenue diversification, which may adversely affect our operating results and place us at a competitive disadvantage;
- revenues are positively correlated with overall market volume, which can be adversely impacted by a number of factors, including market prolonged diminished volatility;
- system limitations, failures or security breaches could harm our business;
- regulatory changes and changes in market structure, which could have a material adverse effect on our business and that of many of our clients;
- a significant percentage of our total revenues that is generated from, and significant liquidity in our markets that is provided by, customers who are affiliates of our principal investors, who are not contractually obligated to continue to use our services or purchase our products and who also use the services of our competitors;
- control of us by our principal investors, who upon completion of this offering will collectively own approximately 79.7% of the total voting power of our outstanding capital stock and, to the extent that they vote similarly, will be able, by virtue of their ability to elect our board of directors, to control our policies and operations and may have interests that differ from those of other stockholders; and
- we may have difficulty executing our growth strategy and managing our growth effectively.

Principal Investors

Immediately prior to this offering, thirteen affiliates of our customers, as well as International Securities Exchange Holdings, Inc. (owned by Deutsche Börse), or ISE, and BGM Holding, L.P. and its affiliates, collectively owned 77,636,326 shares of our common stock and 12,110,398 shares of non-voting common stock, representing approximately 93.3% of the total voting power of our capital stock. We refer to these investors as our "principal investors." Upon completion of this offering, our principal investors will collectively own approximately 69,071,487 shares of our common stock and 8,669,117 shares of non-voting common stock, representing approximately 79.7% of the total voting power of our capital stock. See "Principal and Selling Stockholders." These principal investors are affiliates of Bank of America Merrill Lynch, Citadel, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, Instinet, J.P. Morgan, KCG, Lime, Morgan Stanley, Tradebot Ventures and WEDBUSH.

Conflicts of Interest

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., and Nomura Securities International, Inc., underwriters of this offering, or their affiliates, will each receive more than 5% of net offering proceeds and will have a "conflict of interest" pursuant to the Financial Industry Regulatory Authority, or FINRA, Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. As such, any underwriter that has a conflict of interest pursuant to FINRA Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to FINRA Rule 5121, a "qualified independent underwriter" (as defined in FINRA Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Sandler O'Neill & Partners, L.P. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. See "Underwriters (Conflicts of Interest)."

Corporate Information

BATS Global Markets Holdings, Inc. was incorporated in Delaware in August 2013. In connection with the Direct Edge Acquisition, BATS Global Markets Holdings, Inc. changed its name to BATS Global Markets, Inc. and became a single new holding company. Concurrently, Direct Edge and BATS Global Markets, Inc. (which was renamed BATS Global Markets Holdings, Inc.) each became intermediate holding companies held by the new BATS Global Markets, Inc. Direct Edge was dissolved on December 31, 2015. In February 2016, BATS Global Markets, Inc. changed its name to Bats Global Markets, Inc., and BATS Global Markets Holdings, Inc. changed its name to Bats Global Markets Holdings, Inc.

We are headquartered in the Kansas City area with additional offices in New York, London, Chicago and Singapore. Our principal executive offices are located at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, and our telephone number is (913) 815-7000. Our website is www.bats.com. Information contained on or accessible from our website is not incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	13,168,058 shares
Capital stock outstanding after this offering:	
Common stock	86,681,512 shares
Non-voting common stock(1)	8,669,117 shares
Total	95,350,629 shares
Option to purchase additional common stock	Certain of our selling stockholders have granted the underwriters the option to purchase an additional 1,975,208 shares. The underwriters may exercise this option at any time within 30 days from the date of this prospectus.
Voting rights:	
Common stock	One vote per share
Non-voting common stock	Only as required by applicable law
Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering, including any shares sold by certain of the selling stockholders in connection with the exercise of the underwriters' option to purchase additional shares. See "Use of Proceeds."
Dividend policy	The board of directors is expected to adopt a policy with respect to the payment of dividends on our capital stock following this offering. We currently expect that we will pay quarterly cash dividends following the offering, with the annual amount initially determined based on a payout ratio of earnings within a range of 30-40% of net income. Notwithstanding the current expectations for our future dividend policy, the timing, declaration, amount and payment of any dividends are within the discretion of the board of directors and will depend upon many factors, including our financial condition, earnings, corporate strategy, debt covenants, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by the board of directors.
BZX symbol	BATS

Conflicts of interest	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., and Nomura Securities International, Inc., underwriters of this offering, or their affiliates, will each receive more than 5% of net offering proceeds and will have a "conflict of interest" pursuant to FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. As such, any underwriter that has a conflict of interest pursuant to FINRA Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to FINRA Rule 5121, a "qualified independent underwriter" (as defined in FINRA Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Sandler O'Neill & Partners, L.P. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. See "Underwriters (Conflicts of Interest)."

(1) Shares of non-voting common stock are convertible into common stock at the option of the holder in connection with any "qualified transfer." See "Description of Capital Stock."

Unless the context requires otherwise, all references to the number of shares of our common stock and non-voting common stock to be outstanding after this offering are based on the number of shares outstanding as of December 31, 2015 and give effect to our reclassification and stock split to be consummated immediately prior to the completion of this offering, as described under "—Reclassification and Stock Split," and 884,727 shares of unvested restricted stock as of December 31, 2015, but exclude:

- an aggregate of 685,861 shares of unvested restricted stock issued after December 31, 2015;
- 1,939,359 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2015 with a weighted average exercise price of $8.68 per share; and
- an aggregate of 6,960,751 shares of common stock reserved for future issuance under our equity incentive plans as of December 31, 2015.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 1,975,208 additional shares of common stock from certain of the selling stockholders named herein.

	Year Ended December 31,			
	Pro Forma 2015(1)	2015	2014	2013
	(in millions, except share and per share data)			
Operating income	187.0	182.3	119.6	101.6
Interest expense and other	(46.4)	(43.6)	(39.3)	(26.0)
Income before income tax provision	140.6	138.7	80.3	75.6
Income tax provision	57.3	56.5	31.1	28.8
Net income	$ 83.3	$ 82.2	$ 49.2	$ 46.8
Earnings per share:				
Basic	$ 2.56	$ 2.53	$ 1.56	$ 2.07
Diluted	$ 2.55	$ 2.51	$ 1.55	$ 2.06
Pro forma earnings per share(3):				
Basic	$ 0.88	*	*	*
Diluted	$ 0.88	*	*	*
Weighted average shares outstanding:				
Basic	32.5	32.5	31.6	22.6
Diluted	32.7	32.7	31.8	22.7
Pro forma weighted average common shares outstanding(3):				
Basic	94.3	*	*	*
Diluted	94.8	*	*	*
Distributions per share	$ —	$ —	$ 7.82	$ —

* Not meaningful

(1) Represents the effects of the Bats Hotspot Acquisition as if it had occurred on January 1, 2015. All acquisition related costs directly attributable to the transaction, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees are reflected as pro forma adjustments to derive pro forma net income. The pro forma adjustments do not reflect any cost savings or synergies we expect to realize after we integrate Bats Hotspot's operations.

(2) As national securities exchanges, BZX, BYX, EDGX and EDGA are assessed fees pursuant to Section 31 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are paid directly to the SEC, and our national securities exchanges then pass these costs along to our members as regulatory transaction fees, recognizing these amounts as incurred in cost of revenues and revenues, respectively.

(3) Gives pro forma effect to our (i) reclassification and 1-for-2.9 stock split to be consummated immediately prior to the completion of this offering and (ii) the Bats Hotspot Acquisition.

	As of December 31,		
	2015	2014	2013
	(in millions)		
Consolidated Statements of Financial Condition Data:			
Cash and cash equivalents	$ 75.1	$ 122.2	$ 87.2
Financial investments	47.7	68.4	25.2
Goodwill and intangible assets, net	980.3	598.2	247.0
Total assets	1,316.9	1,006.6	456.9
Total liabilities	937.0	702.4	316.9
Long-term debt	687.5	474.4	246.0
Stockholders' equity	379.9	304.2	140.0

(1) Please see the glossary for our definitions of "net capture per one hundred touched shares," "net capture per matched notional value," "net capture per touched contract" and "net capture per one million dollars traded."

(2) Please see the glossary for our definition of "market share."

(3) "EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, initial public offering, or IPO, costs, loss on extinguishment of debt, debt restructuring costs, intangible asset impairment charges, gain on extinguishment of revolving credit facility and an unusually large regulatory assessment charged to a member in 2013. Pro Forma EBITDA is defined as EBITDA before costs related to the Bats Hotspot Acquisition, had such acquisition been completed on January 1, 2015. EBITDA, Normalized EBITDA and Pro Forma EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have presented EBITDA, Normalized EBITDA and Pro Forma EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, we use Normalized EBITDA as a measure of operating performance for preparation of our forecasts, evaluating our leverage ratio for the debt to earnings covenant included in our outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA, Normalized EBITDA and Pro Forma EBITDA differently than we do. EBITDA, Normalized EBITDA and Pro Forma EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA, Normalized EBITDA and Pro Forma EBITDA:

	Year Ended December 31,		
	2015	2014	2013
	(in millions)		
Net income	$ 82.2	$ 49.2	$ 46.8
Interest	46.6	27.3	25.8
Income tax provision	56.5	31.1	28.8
Depreciation and amortization	40.8	28.4	15.2
EBITDA	226.1	136.0	116.6
Acquisition-related costs	8.2	18.5	5.2
IPO costs	1.5	—	0.6
Loss on extinguishment of debt	—	13.6	—
Impairment of intangible assets	—	—	3.5
Debt restructuring	0.5	—	—
Gain on extinguishment of revolving credit facility	(1.0)	—	—
Regulatory assessment	—	—	(1.8)
Normalized EBITDA	$235.3	$168.1	$124.1

	Year Ended December 31, 2015
	(in millions)
Pro forma net income	$ 83.3
Pro forma interest	48.4
Pro forma income tax provision	57.3
Pro forma depreciation and amortization	44.1
Pro Forma EBITDA	$233.1

(4) EBITDA margin represents EBITDA divided by revenues less cost of revenues.

(5) Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

(6) Pro Forma EBITDA margin represents Pro Forma EBITDA divided by pro forma revenues less cost of revenues.

(7) "Adjusted earnings" is defined as net income adjusted for amortization, net of tax and other items, including acquisition-related costs, IPO costs, loss on extinguishment of debt, gain on extinguishment of revolving credit facility, debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013, net of tax. Adjusted earnings does not represent, and should not be considered as, an alternative to net income, as determined in accordance with U.S. GAAP. We have presented Adjusted earnings because we consider it an important supplemental measure of our performance and we use it as the basis for monitoring our own core operating financial performance relative to other operators of electronic exchanges. We also believe that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. We believe that investors may find this non-GAAP measure useful in evaluating our performance compared to that of peer companies in our industry. Other companies may calculate Adjusted earnings differently than we do. Adjusted earnings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to Adjusted earnings:

	Year Ended December 31,		
	2015	2014	2013
	(in millions)		
Net income	$ 82.2	$ 49.2	$46.8
Amortization	26.9	10.3	5.9
Tax effect of amortization	(11.0)	(4.0)	(2.2)
Acquisition-related costs	8.2	18.5	5.2
IPO costs	1.5	—	0.6
Loss on extinguishment of debt	—	13.6	—
Impairment of intangible assets	—	—	3.5
Debt restructuring	0.5	—	—
Gain on extinguishment of revolving credit facility	(1.0)	—	—
Regulatory assessment	—	—	(1.8)
Tax effect of other items	(3.7)	(12.4)	(2.9)
Adjusted earnings	$103.6	$ 75.2	$55.1

(8) Adjusted earnings margin represents Adjusted earnings divided by revenues less cost of revenues.

(9) Diluted Adjusted earnings per share represents Adjusted earnings divided by diluted weighted average shares outstanding.

SEC and other governmental authorities. We have since investigated that incident and adopted various policy and procedure enhancements, including implementation of an independent software quality assurance department, but there can be no guarantee that we will not suffer a similar failure in conjunction with this planned offering of securities. Moreover, we are inexperienced with overseeing the additional operational and regulatory issues associated with corporate listings. To the extent we suffer an operational or regulatory failure associated with our listing of Bats or another corporate listing, we could damage our reputation and subject ourselves to increased regulatory scrutiny by the SEC and other governmental authorities.

We will be controlled by our principal investors, whose interests may differ from those of other stockholders.

Upon completion of this offering, our principal investors will collectively own approximately 69,071,487 shares of our common stock and 8,669,117 shares of our non-voting common stock, representing approximately 79.7% of the total voting power of our capital stock. We are not a party to any voting agreement with any of our stockholders, other than the Investor Rights Agreement dated as of January 31, 2014, among us and our stockholders (which, pursuant to its terms, will terminate upon consummation of this offering, except for the registration rights contained therein), which we refer to as the Investor Rights Agreement, and we are not aware of any other voting agreements among our principal investors; however, they may enter into voting agreements in the future or otherwise vote in a similar manner. To the extent that all of these principal investors vote similarly, they will be able, by virtue of their ability to elect our board of directors, to control our policies and operations, including, without limitation, the determination of our strategic plans, appointment of management, future issuances of our common stock or other securities, the payments of dividends on our capital stock, entering into extraordinary transactions and the approval of major financing decisions, and their interests may not in all cases be aligned with your interests. This concentrated control will limit your ability to influence corporate matters. As a result, the market price of our common stock could be adversely affected.

Affiliates of our principal investors are also significant customers. See “Certain Relationships and Related Transactions.” As a result, the interests of these investors could conflict with your interests as holders of our common stock in a number of ways. For example:

- you may disagree with the structure and timing of future transfers by these stockholders of all or any portion of their ownership interests in us. The actual or potential sale by these stockholders of their holdings of our common stock either directly or upon conversion of non-voting common stock held by them could cause the valuation of our stock to decline significantly;
- these stockholders may have or acquire an ownership interest in competing businesses (including national securities exchanges, MTFs or ECNs) and they may make decisions that favor the competing enterprise over our company; and
- many of these stockholders, as affiliates of our customers, have an incentive to favor commercial terms that may not be advantageous to us, such as lower “taker fees” and higher “maker” rebates on BZX and EDGX.

Accordingly, our principal investors may have different business objectives, any of which could adversely impact the market price of your shares of common stock.

Certain affiliates of the underwriters of this offering are our principal investors, some of which are also selling stockholders, and therefore, they have interests in this offering beyond customary underwriting discounts and commissions.

Each of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated,

Goldman, Sachs & Co. and Nomura Securities International, Inc., who are underwriters of this offering, is an affiliate of one of our principal investors. Certain affiliates of the underwriters of this offering are participating as selling stockholders in this offering. There may be a conflict of interest between their interests as selling stockholders (e.g., to maximize the value of their investment) and their respective interests as underwriters (e.g., in negotiating the initial public offering price) as well as your interest as a purchaser. As affiliates of participants in this offering that may seek to realize the value of their investment in us, these underwriters could have interests beyond customary underwriting discounts and commissions. See "Certain Relationships and Related Transactions—Underwriters (Conflicts of Interest)." Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., and Nomura Securities International, Inc., underwriters of this offering, or their affiliates, will each receive more than 5% of net offering proceeds and will have a "conflict of interest" pursuant to FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to FINRA Rule 5121, a "qualified independent underwriter" (as defined in FINRA Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Sandler O'Neill & Partners, L.P. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. Although the qualified independent underwriter has participated in the preparation of the prospectus and conducted due diligence, we cannot assure you that this will adequately address any potential conflicts of interest. See "Underwriters (Conflicts of Interest)."

If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations regarding our common stock, then our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our industry and our markets. If no analyst elects to cover us and publish research or reports about us, the market for our common stock could be severely limited, and our stock price could be adversely affected. In addition, if one or more analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts who elect to cover us adversely changes their recommendations regarding our common stock, our stock price could decline. In addition, SEC rules may make it impractical for analysts associated with some of our principal investors to cover us.

Our share price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the market price of our common stock. These sales may also make it more difficult for us to raise capital through the issuance of equity securities at a time and at a price we deem appropriate. See "Shares Eligible for Future Sale" for a discussion of possible future sales of common stock.

Upon completion of this offering, we will have 86,681,512 shares of common stock and 8,669,117 shares of non-voting common stock outstanding. Shares of non-voting common stock are convertible into common stock at the option of the holder in connection with any "qualified transfer." See "Description of Capital Stock." Of these shares, the 13,168,058 shares of common stock sold in this offering will be freely transferable without restriction or registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. In addition, all of our executive officers and directors and the holders of substantially all of our capital stock are subject to lock-up agreements with the underwriters of this offering that restrict such persons' ability to transfer shares of our common stock for periods of at least 180 days, and for a portion of the shares, 360 and 540 days, from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that

may be sold immediately following this offering. Approximately 26,854,917 shares will become eligible for sale upon expiration of the 180-day lock-up period, approximately 26,854,917 additional shares will become eligible for sale upon expiration of the 360-day lock-up period and approximately 26,854,948 additional shares will become eligible for sale upon expiration of the 540-day lock-up period. See "Shares Eligible for Future Sale."

In addition to outstanding shares eligible for sale, upon completion of this offering, we intend to file a registration statement under the Securities Act covering all 6,960,751 shares of common stock subject to outstanding options or issuable pursuant to our equity incentive plans as of December 31, 2015. Shares registered under such registration statement will be available for sale in the open market, subject to vesting restrictions and/or exercise and other restrictions. See "Shares Eligible for Future Sale—Stock Options."

Additionally, the Investor Rights Agreement provides for certain registration rights, including demand registration rights. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

Upon completion of this offering, our principal investors will collectively own approximately 69,071,487 shares of our common stock and 8,669,117 shares of our non-voting common stock, representing approximately 79.7% of the total voting power of our capital stock. See "Principal and Selling Stockholders."

Your ownership of our company may be diluted if additional capital stock is issued to raise capital, to finance acquisitions, in connection with strategic transactions or pursuant to stock options or other equity compensation awards.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing equity or convertible debt securities, which would reduce the percentage ownership of existing stockholders. As of December 31, 2015, after giving effect to the reclassification and stock split, 1,939,359 shares of common stock were issuable upon the exercise of outstanding stock options, and an aggregate of 6,960,751 of common stock were reserved for future issuance under our equity incentive plans. In addition, as of December 31, 2015, after giving effect to the reclassification and stock split, 95,350,629 shares of common stock and non-voting common stock were outstanding, which included 884,727 shares of unvested restricted stock. Shares of non-voting common stock are convertible into common stock at the option of the holder in connection with any "qualified transfer." See "Description of Capital Stock." Our board of directors has the authority, without action or vote of the stockholders, to issue all or any part of our authorized but unissued shares of common stock, non-voting common stock or preferred stock, including pursuant to stock options or other equity compensation awards. Following our reclassification and 1-for-2.9 stock split, 278,798,481 shares of common stock, 16,889,600 shares of non-voting common stock and 43,500,000 shares of preferred stock will be authorized and unissued under our amended and restated certificate of incorporation. Future issuances of common stock or non-voting common stock would reduce your influence over matters on which stockholders vote and would be dilutive to earnings per share, as applicable. In addition, any newly issued preferred stock could have rights, preferences and privileges senior to those of our common stock and non-voting common stock. Those rights, preferences and privileges could include, among other things, the establishment of dividends that must be paid prior to declaring or paying dividends or other distributions to holders of our common stock and non-voting common stock or greater or preferential liquidation rights, which could negatively affect the rights of holders of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering, including any shares sold by certain of the selling stockholders in connection with the exercise of the underwriters' option to purchase additional shares.

DIVIDEND POLICY

The board of directors is expected to adopt a policy with respect to the payment of dividends on capital stock following this offering. We currently expect that we will pay quarterly cash dividends following the offering, with the annual amount initially determined based on a payout ratio of earnings within a range of 30-40% of net income. Notwithstanding the current expectations for our future dividend policy, the timing, declaration, amount, and payment of any dividends is within the discretion of the board of directors and will depend upon many factors, including our financial condition, earnings, corporate strategy, debt covenants, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by the board of directors.

In 2012, our board of directors declared two cash dividend payments of $4.42 and $13.20 per share of outstanding common stock, which were paid in August and December 2012, respectively. In 2014, in accordance with our merger agreement to acquire Direct Edge, we made working capital distributions to stockholders of the company who held shares prior to the acquisition of $3.38 and $0.07 per share, which were paid in January and April 2014, respectively. In addition, in 2014, our board of directors declared cash dividend payments of $4.07, $0.15 and $0.15 per share of outstanding common stock, which were paid in February 2014, October 2014 and January 2015, respectively. In 2015, in accordance with our merger agreement to acquire Direct Edge, we paid a $7.0 million indemnification liability distribution to stockholders of the company who held shares prior to the acquisition. Our board of directors did not declare any dividend payments in 2015. Future declarations of dividends and the establishment of future record and payment dates are subject to approval by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, financial investments and capitalization as of December 31, 2015:

- on an actual basis; and
- on a pro forma basis to reflect the filing of our amended and restated certificate of incorporation, our reclassification and 1-for-2.9 stock split to be consummated immediately prior to the completion of this offering, as described under "Prospectus Summary—Reclassification and Stock Split".

This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	December 31, 2015	
	Actual	Pro Forma(1)
	(unaudited) (in millions, except share data)	
Cash and cash equivalents	$ 75.1	$ 75.1
Financial investments	47.7	47.7
Debt	$ 687.5	$ 687.5
Stockholders' equity:		
Common stock, $0.01 par value: 55,000,000 shares authorized, 25,770,322 shares issued and 25,612,852 shares outstanding, actual; 362,500,000 shares authorized, 83,697,004 shares issued and 83,240,341 outstanding on a pro forma basis	0.3	0.3
Non-Voting Class A common stock, par value $0.01 per share: 10,000,000 shares authorized, 3,090,714 shares issued and outstanding, actual; no shares authorized, issued and outstanding on a pro forma basis	—	—
Non-Voting Class B common stock, par value $0.01 per share: 10,000,000 shares authorized, 4,176,000 shares issued and outstanding, actual; no shares authorized, issued and outstanding on a pro forma basis	—	—
Non-voting common stock, $0.01 par value: no shares authorized, issued and outstanding, actual; 29,000,000 shares authorized, 12,110,398 shares issued and outstanding on a pro forma basis	—	—
Treasury stock	(6.5)	(6.5)
Additional paid-in capital	271.3	271.3
Retained earnings	125.0	125.0
Accumulated other comprehensive loss, net	(10.2)	(10.2)
Total stockholders' equity	379.9	379.9
Total capitalization	$1,067.4	$1,067.4

(1) Immediately prior to the completion of this offering and before effecting the stock split, we intend to reclassify each share of our Class A non-voting common stock as one share of common stock. We also intend to reclassify each share of our Class B non-voting common stock as one share of non-voting common stock. We then intend to effect a 1-for-2.9 stock split. Each share of common stock will be entitled to one vote per share. Non-voting common stock will not be entitled to vote, except as required by applicable law. See "Prospectus Summary—Reclassification and Stock Split" and "Description of Capital Stock."

See "Prospectus Summary—The Offering" for a description of those shares that are or are not reflected as outstanding shares on a pro forma basis in the table above.

DILUTION

Dilution is the amount by which the portion of the offering price paid by the purchasers of our common stock in this offering exceeds the net tangible book deficit per share of our common stock after the offering. Our net tangible book deficit as of December 31, 2015 was $(600.4) million, or $(18.25) per share of common stock. Pro forma net tangible book deficit per share is determined by dividing our tangible net worth (total tangible assets less total liabilities) by the aggregate number of shares of common stock and non-voting common stock outstanding upon the consummation of the offering. Our pro forma net tangible book deficit at December 31, 2015 would have been $(600.4) million or $(18.25) per share. This represents dilution to new investors of $36.25 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$ 18.00
Pro forma net tangible book deficit per share as of December 31, 2015	$(18.25)	
Reduction in pro forma net tangible book deficit per share attributable to new investors	—	
Pro forma net tangible book deficit per share after offering		$(18.25)
Dilution in net tangible book deficit per share of common stock to new investors		$ 36.25

Dilution is determined by subtracting pro forma net tangible book deficit per share of common stock after the offering from the initial public offering price per share of common stock.

The following table sets forth, on a pro forma basis, as of December 31, 2015, the number of shares of common stock purchased, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $18.00 per share of common stock, the mid-point of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholders	95,350,629	87.9%	$817,120,969	77.5%	$24.85
New investors	13,168,058	12.1%	237,025,044	22.5%	$18.00

Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 73,513,454, or approximately 84.8%, and will increase the number of shares of common stock to be purchased by new investors to 13,168,058 or approximately 15.2%, of the total shares of common stock outstanding after the offering. In addition, existing stockholders will hold 100% of the non-voting common stock.

As of December 31, 2015, after giving effect to the reclassification and 1-for-2.9 stock split, 1,939,359 shares of common stock were subject to outstanding options, which represents stock options outstanding as of December 31, 2015 with a weighted average exercise price of $8.68 per share. As of December 31, 2015, after giving effect to the reclassification and stock split, 86,681,512 shares of common stock were outstanding, which included 884,727 shares of unvested restricted stock. To the extent these options are exercised there will be further dilution to new investors. See "Executive Compensation—Description of Equity Incentive Plans" and Note 18 to our consolidated financial statements included elsewhere in this prospectus.

(1) Please see the glossary for our definitions of "net capture per one hundred touched shares," "net capture per matched notional value," "net capture per touched contract" and "net capture per one million dollars traded."

(2) Please see the glossary for our definition of "market share."

	Year Ended December 31,				
	2015	2014	2013	2012	2011
	(in millions except for percentages, earnings per share and exchange rates)				
Other Data:					
EBITDA(1)	$ 226.1	$ 136.0	$ 116.6	$ 75.7	$ 46.6
EBITDA margin(2)	58.8%	44.2%	59.2%	42.8%	36.4%
Normalized EBITDA(1)	$ 235.3	$ 168.1	$ 124.1	$ 101.3	$ 60.3
Normalized EBITDA margin(3)	61.2%	54.7%	63.1%	57.3%	47.1%
Adjusted earnings(4)	$ 103.6	$ 75.2	$ 55.1	$ 49.1	32.1
Adjusted earnings margin(5)	27.0%	24.5%	28.0%	27.8%	25.1%
Diluted Adjusted earnings per share(6)	$ 3.17	$ 2.37	$ 2.42	$ 2.16	$ 1.71
Non-transaction revenue as a percentage of revenues less cost of revenues(7)	55.4%	57.3%	51.5%	51.6%	58.4%
Capital expenditures	$ 13.9	$ 25.2	$ 3.6	$ 6.9	$ 9.6
Average British pound/U.S. dollar exchange rate	$1.5283	$1.6476	$1.5643	$1.5847	$1.6039
Average Euro/U.S. dollar exchange rate	$1.1101	$1.3290	$1.3280	$1.2858	$1.3924
Average Euro/British pound exchange rate	£0.7263	£0.8062	£0.8489	£0.8112	£0.8678

(1) "EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss of extinguishment of debt, debt restructuring costs, intangible asset impairment charges, gain on extinguishment of revolving credit facility and an unusually large regulatory assessment charged to a member in 2013. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, we use Normalized EBITDA as a measure of operating performance for preparation of our forecasts, evaluating our leverage ratio for the debt to earnings covenant included in our outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,				
	2015	2014	2013	2012	2011
	(in millions)				
Net income	$ 82.2	$ 49.2	$ 46.8	$ 31.6	$23.5
Interest	46.6	27.3	25.8	0.6	(0.1)
Income tax provision	56.5	31.1	28.8	26.5	14.8
Depreciation and amortization	40.8	28.4	15.2	17.0	8.4
EBITDA	226.1	136.0	116.6	75.7	46.6
Acquisition-related costs	8.2	18.5	5.2	19.3	11.4
IPO costs	1.5	—	0.6	6.3	2.3
Loss on extinguishment of debt	—	13.6	—	—	—
Impairment of intangible assets	—	—	3.5	—	—
Debt restructuring	0.5	—	—	—	—
Gain on extinguishment of revolving credit facility	(1.0)	—	—	—	—
Regulatory assessment	—	—	(1.8)	—	—
Normalized EBITDA	$235.3	$168.1	$124.1	$101.3	$60.3

(2) EBITDA margin represents EBITDA divided by revenues less cost of revenues.

(3) Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

(4) "Adjusted earnings" is defined as net income adjusted for amortization, net of tax and other items, including acquisition-related costs, IPO costs, loss on extinguishment of debt, debt restructuring costs, intangible asset impairment charges, gain on extinguishment of revolving credit facility and an unusually large regulatory assessment charged to a member in 2013, net of tax. Adjusted earnings does not represent, and should not be considered as, an alternative to net income, as determined in accordance with U.S. GAAP. We have presented Adjusted earnings because we consider it an important supplemental measure of our performance and we use it as the basis for monitoring our own core operating financial performance relative to other operators of electronic exchanges. We

also believe that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. We believe that investors may find this non-GAAP measure useful in evaluating our performance compared to that of peer companies in our industry. Other companies may calculate Adjusted earnings differently than we do. Adjusted earnings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to Adjusted earnings:

	Year Ended December 31,				
	2015	2014	2013	2012	2011
	(in millions)				
Net income	$ 82.2	$ 49.2	$46.8	$ 31.6	$23.5
Amortization	26.9	10.3	5.9	6.7	0.4
Tax effect of amortization	(11.0)	(4.0)	(2.2)	(3.1)	(0.2)
Acquisition-related costs	8.2	18.5	5.2	19.3	11.4
IPO costs	1.5	—	0.6	6.3	2.3
Loss on extinguishment of debt	—	13.6	—	—	—
Impairment of intangible assets	—	—	3.5	—	—
Debt restructuring	0.5	—	—	—	—
Gain on extinguishment of revolving credit facility	(1.0)	—	—	—	—
Regulatory assessment	—	—	(1.8)	—	—
Tax effect of other items	(3.7)	(12.4)	(2.9)	(11.7)	(5.3)
Adjusted earnings	$103.6	$ 75.2	$55.1	$ 49.1	$32.1

(5) Adjusted earnings margin represents Adjusted earnings divided by revenues less cost of revenues.

(6) Diluted Adjusted earnings per share represents Adjusted earnings divided by diluted weighted average shares outstanding.

(7) "Non-transaction revenue as a percentage of revenues less cost of revenues" is defined as all revenue not directly related to transaction fees divided by revenues less cost of revenues.

Comparison of Years Ended December 31, 2015 and 2014

Overview

The following summarizes changes in financial performance for the year ended December 31, 2015, compared to the year ended December 31, 2014:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Increase/ (Decrease)	Percent Change
	(in millions, except percentages, trading days, earnings per share and as noted below)			
Total revenues	$1,778.7	$1,458.2	$ 320.5	22.0%
Total cost of revenues	1,394.3	1,150.7	243.6	21.2%
Revenues less cost of revenues	384.4	307.5	76.9	25.0%
Total operating expenses	202.1	187.9	14.2	7.6%
Operating income	182.3	119.6	62.7	52.4%
Income before income tax provision	138.7	80.3	58.4	72.7%
Income tax provision	56.5	31.1	25.4	81.7%
Net income	$ 82.2	$ 49.2	$ 33.0	67.1%
EBITDA(1)	$ 226.1	$ 136.0	$ 90.1	66.3%
EBITDA margin(2)	58.8%	44.2%	14.6%	*
Normalized EBITDA(1)	$ 235.3	$ 168.1	$ 67.2	40.0%
Normalized EBITDA margin(3)	61.2%	54.7%	6.5%	*
Adjusted earnings(4)	$ 103.6	$ 75.2	$ 28.4	37.8%
Adjusted earnings margin(5)	27.0%	24.5%	2.5%	*
Diluted Adjusted earnings per share(6)	$ 3.17	$ 2.37	$ .8	33.8%
U.S. Equities:				
ADV:				
Matched shares ADV (in billions)	1.5	1.2	0.3	25.0%
Routed shares ADV (in billions)	0.1	0.1	—	—
Total touched shares (in billions)	1.6	1.3	0.3	23.1%
Market ADV (in billions)	6.9	6.4	0.5	7.8%
Trading days	252	252	—	—
Bats ETPs (in billions of shares)	0.4	0.3	0.1	33.3%
Bats ETPs: launches (number of launches)	26	5	21	420.0%
Bats ETPs: listings (number of listings)	56	28	28	100.0%
European Equities:				
ADNV:				
Matched and touched ADNV (in billions)	€ 12.4	€ 8.6	€ 3.8	44.2%
Market ADNV (in billions)	€ 50.8	€ 39.7	€ 11.1	28.0%
Trading days	257	256	1	0.4%
Average Euro/British pound exchange rate	£0.7263	£0.8062	£(0.0799)	(9.9)%
U.S. Options:				
ADV:				
Matched contracts ADV	1.5	0.8	0.7	87.5%
Routed contracts ADV	0.1	—	0.1	*
Total touched contracts	1.6	0.8	0.8	100.0%
Market ADV	16.1	16.6	(0.5)	(3.0)%
Trading days	252	252	—	—
Global FX:				
ADNV (in billions)	$ 25.8	*	*	*
Trading days	209	*	*	*
Market share:				
U.S. Equities	21.1%	19.4%	1.7%	*
ETPs	22.4%	22.2%	0.2%	*
ETPs: launches	10.1%	2.5%	7.6%	*
ETPs: listings	3.1%	1.7%	1.4%	*
European Equities	24.4%	21.6%	2.8%	*
U.S. Options	9.6%	4.8%	4.8%	*
Net capture:				
U.S. Equities (net capture per one hundred touched shares)	$ 0.021	$ 0.022	$ (0.001)	(4.5)%
European Equities (net capture per matched notional value in basis points)	0.133	0.162	(0.029)	(17.9)%
U.S. Options (net capture per touched contract)	$ 0.030	$ 0.046	$ (0.016)	(34.8)%
Global FX (net capture per one million dollars traded)	$ 2.95	*	*	*
Average British pound/U.S. dollar exchange rate	$ 1.5283	$ 1.6476	$(0.1652)	(7.2)%

(1) "EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss of extinguishment of debt, debt restructuring costs,

intangible asset impairment charges, gain on extinguishment of revolving credit facility and an unusually large regulatory assessment charged to a member in 2013. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, we use Normalized EBITDA as a measure of operating performance for preparation of our forecasts, evaluating our leverage ratio for the debt to earnings covenant included in our outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,	
	2015	2014
	(in millions)	
Net income	$ 82.2	$ 49.2
Interest	46.6	27.3
Income tax provision	56.5	31.1
Depreciation and amortization	40.8	28.4
EBITDA	226.1	136.0
Acquisition-related costs	8.2	18.5
IPO costs	1.5	—
Loss on extinguishment of debt	—	13.6
Debt restructuring	0.5	—
Gain on extinguishment of revolving credit facility	(1.0)	—
Normalized EBITDA	$235.3	$168.1

(2) EBITDA margin represents EBITDA divided by revenues less cost of revenues.

(3) Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

(4) "Adjusted earnings" is defined as net income adjusted for amortization, net of tax and other items, including acquisition-related costs, IPO costs, loss on extinguishment of debt, debt restructuring costs and gain on extinguishment of revolving credit facility, net of tax. Adjusted earnings does not represent, and should not be considered as, an alternative to net income, as determined in accordance with U.S. GAAP. We have presented Adjusted earnings because we consider it an important supplemental measure of our performance and we use it as the basis for monitoring our own core operating financial performance relative to other operators of electronic exchanges. We also believe that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. We believe that investors may find this non-GAAP measure useful in evaluating our performance compared to that of peer companies in our industry. Other companies may calculate Adjusted earnings differently than we do. Adjusted earnings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to Adjusted earnings:

	Year Ended December 31,	
	2015	2014
	(in millions)	
Net income	$ 82.2	$ 49.2
Amortization	26.9	10.3
Tax effect of amortization	(11.0)	(4.0)
Acquisition-related costs	8.2	18.5
IPO costs	1.5	—
Loss on extinguishment of debt	—	13.6
Debt restructuring	0.5	—
Gain on extinguishment of revolving credit facility	(1.0)	—
Tax effect of other items	(3.7)	(12.4)
Adjusted earnings	$103.6	$ 75.2

(5) Adjusted earnings margin represents Adjusted earnings divided by revenues less cost of revenues.

(6) Diluted Adjusted earnings per share represents Adjusted earnings divided by diluted weighted average shares outstanding.

Revenues

Total revenues for the year ended December 31, 2015 were $1,778.7 million, an increase of $320.5 million, or 22.0%, compared to the year ended December 31, 2014, reflecting, in part, higher transaction fees due to higher market share, up to 9.6%, in our U.S. Options segment and up to 21.1% in our U.S. Equities segment. The incremental revenue from the Bats Hotspot Acquisition of

To illustrate the growth without the effect of the exchange rates in our European Equities segment the following table shows revenues, cost of revenues, operating expenses and operating loss for our European Equities segment in British pounds:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Percent Change
	(in millions)		
Transaction fees	£64.0	£48.6	31.7%
Market data	6.0	5.2	15.4%
Other	7.1	6.4	10.9%
Revenues	77.1	60.2	28.1%
Liquidity payments	33.1	19.8	67.2%
Routing and clearing	0.1	0.1	—
Cost of revenues	33.2	19.9	66.8%
Revenues less cost of revenues	43.9	40.3	8.9%
Operating expenses	23.0	21.8	5.5%
Operating income	£20.9	£18.5	13.0%
EBITDA(1)	£27.0	£23.8	13.4%
Normalized EBITDA(1)	£27.0	£23.8	13.4%

(1) See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA. See below for a reconciliation of net income to EBITDA and Normalized EBITDA in British pounds:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Percent Change
	(in millions)		
Net income	£16.2	£19.2	(15.6)%
Interest	0.1	—	*
Income tax provision	5.3	—	*
Depreciation and amortization	5.4	4.6	17.4%
EBITDA	27.0	23.8	13.4%
Acquisition-related costs	—	—	*
IPO costs	—	—	*
Loss on extinguishment of debt	—	—	*
Debt restructuring	—	—	*
Gain on extinguishment of revolving credit facility	—	—	*
Normalized EBITDA	£27.0	£23.8	13.4%

For the year ended December 31, 2015, the European Equities segment's operating income increased $1.5 million to $31.9 million compared to the year ended December 31, 2014. This was driven by a 28.0% increase in market ADNV offset by a 17.9% decrease in net capture and a 7.2% decline in the average British pound/U.S. dollar exchange rate. Operating expenses decreased $0.7 million driven by the $1.5 million VAT credit received in second quarter 2015 and the $0.3 million VAT credit received in the third quarter 2015.

(1) "EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, loss on extinguishment of debt, IPO costs, debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, we use Normalized EBITDA as a measure of operating performance for preparation of our forecasts, evaluating our leverage ratio for the debt to earnings covenant included in our outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,	
	2014	2013
	(in millions)	
Net income	$ 49.2	$ 46.8
Interest	27.3	25.8
Income tax provision	31.1	28.8
Depreciation and amortization	28.4	15.2
EBITDA	136.0	116.6
Acquisition-related costs	18.5	5.2
Loss on extinguishment of debt	13.6	—
IPO costs	—	0.6
Impairment of intangible assets	—	3.5
Regulatory assessment	—	(1.8)
Normalized EBITDA	$168.1	$124.1

(2) EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

(3) "Adjusted earnings" is defined as net income adjusted for amortization, net of tax and other items, including acquisition-related costs, IPO costs, loss on extinguishment of debt, debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013, net of tax. Adjusted earnings does not represent, and should not be considered as, an alternative to net income, as determined in accordance with U.S. GAAP. We have presented Adjusted earnings because we consider it an important supplemental measure of our performance and we use it as the basis for monitoring our own core operating financial performance relative to other operators of electronic exchanges. We also believe that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. We believe that investors may find this non-GAAP measure useful in evaluating our performance compared to that of peer companies in our industry. Other companies may calculate Adjusted earnings differently than we do. Adjusted earnings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to Adjusted earnings:

	Year Ended December 31,	
	2014	2013
Net income	$ 49.2	$46.8
Amortization	10.3	5.9
Tax effect of amortization	(4.0)	(2.2)
Acquisition-related costs	18.5	5.2
IPO costs	—	0.6
Loss on extinguishment of debt	13.6	—
Impairment of intangible assets	—	3.5
Regulatory assessment	—	(1.8)
Tax effect of other items	(12.4)	(2.9)
Adjusted earnings	$ 75.2	$55.1

(4) Adjusted earnings margin represents Adjusted earnings divided by revenues less cost of revenues.

(5) Diluted Adjusted earnings per share represents Adjusted earnings divided by diluted weighted average shares outstanding.

The following is a reconciliation of net income to Adjusted earnings:

	For the Quarter Ended							
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2015				2014			
	(in millions)							
Net income	$21.7	$25.3	$20.4	$14.8	$18.3	$12.7	$13.7	$ 4.5
Amortization	8.5	7.1	7.1	4.2	2.7	2.7	2.7	2.2
Tax effect of amortization	(3.3)	(2.9)	(3.1)	(1.7)	(1.0)	(1.1)	(0.9)	(1.0)
Acquisition-related costs	1.8	0.9	0.4	5.1	4.0	5.4	5.6	3.5
IPO costs	1.0	0.5	—	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	—	—	—	—	13.6
Debt restructuring	—	—	—	0.5	—	—	—	—
Gain on extinguishment of revolving credit facility	—	—	—	(1.0)	—	—	—	—
Tax effect of other items	(1.1)	(0.6)	(0.2)	(1.8)	(1.4)	(2.3)	(1.9)	(6.8)
Adjusted earnings	$28.6	$30.3	$24.6	$20.1	$22.6	$17.4	$19.2	$16.0

(3) Diluted Adjusted earnings per share represents Adjusted earnings divided by diluted weighted average shares outstanding.

(4) Market matched ADV of shares in billions.

(5) Market matched ADNV in Euros in billions.

(6) Market matched average daily volume of option contracts in millions.

(7) Market ADNV in dollars in billions.

Seasonality

In the securities and FX industries, quarterly revenue fluctuations are common and are due primarily to seasonal variations in trading volumes, as well as competition and technological and regulatory changes. Our business experiences seasonal fluctuations, reflecting reduced trading activity generally during the third quarter of each year and during the last month of the year. As a result, our operating results for the third or fourth quarter of any year may not be indicative of the results we expect for the full year.

Liquidity and Capital Resources

Historically, we have financed our operations, capital expenditures, dividend payments and other cash needs through cash generated from operations augmented by private placements of our common stock and issuance of debt.

On December 19, 2012, we entered into the 2012 Loan, which comprised (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million. The proceeds received from the term loan were used to pay a $298.9 million dividend, or $13.20 per share, to all of our stockholders during the fourth quarter of 2012. The term of the loan was six years ending on December 19, 2018, with a variable interest rate based on one-month LIBOR (with a floor of 125 basis points), plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans had similar interest rates, including a 0.50% fee on the unused portion, and a three-year term, ending on December 19, 2015. We incurred $7.1 million of debt issuance costs, which was capitalized and was being amortized over the term of the 2012 Loan.

Upon consummation of the Direct Edge Acquisition on January 31, 2014, we entered into the 2014 Loan, which comprised (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million. We used the proceeds received from the 2014 Loan to extinguish the 2012 Loan, pay a $132.9 million dividend, or $4.07 per share, to our stockholders, and for other general corporate purposes. The 2012 Loan, related debt issuance costs and debt discount were extinguished when we entered into the 2014 Loan, resulting in a loss of $13.6 million that was recorded in non-operating expense on the statement of income. The term of the 2014 Loan is six years ending on January 31, 2020, with a variable interest rate based on one-month LIBOR (with a floor of 100 basis points), plus a spread of 400 basis points (which lowers to 375 basis points if the leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of LIBOR plus 350 basis points and a three-year term, ending on January 31, 2017. The fee on the undrawn portion of the revolving loans is 0.50%. Principal payments on outstanding balances are made on a quarterly basis. We incurred $8.3 million of debt issuance costs, which was capitalized and is being amortized over the term of the 2014 Loan.

Upon consummation of the Bats Hotspot Acquisition, we amended our 2014 Loan. The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. In addition, under the Amended 2014 Loan, we entered into (i) a new $150 million three-year term loan, or the 2015 Term Loan B-1, and (ii) a new $228 million five-year term loan, or the 2015 Term Loan B-2, both of which were funded immediately prior to the Bats Hotspot Acquisition. The 2015 Term Loan B-1 has an interest rate based on one-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount, or $1.5 million. The 2015 Term Loan B-2 has an interest rate based on one-month LIBOR (with a floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount, or $2.3 million. In addition, we entered into a new $100 million revolving credit facility with an interest rate based on one-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points, replacing the revolving credit facility under the 2014 Loan. Debt issuance costs related to the new and restructured debt were $16.5 million for the year ended December 31, 2015, of which $0.2 million was expensed immediately and $6.6 million and $9.7 million were capitalized as debt issuance costs and additional debt discount, respectively, and are being amortized over the term of the loans.

In the near term, we expect that our operations and availability under our revolving credit facility will meet our cash needs to fund our operations, capital expenditures, debt repayments and any dividends.

Cash and cash equivalents include cash in banks and all non-restricted, highly liquid investments with original maturities of three months or less at the time of purchase. Cash and cash equivalents as of December 31, 2015 decreased $47.1 million from December 31, 2014 primarily due to payments of long-term debt, offset by net income. Cash and cash equivalents as of December 31, 2014 increased $35.0 million from December 31, 2013 primarily due to net cash provided by operating activities, partially offset by net cash used in investing activities and financing activities. See "—Cash Flow" below for further discussion.

Our cash and cash equivalents held outside of the United States in various foreign subsidiaries totaled $32.8 million as of December 31, 2015 and $31.3 million as of December 31, 2014. The remaining balance was held in the United States and totaled $42.3 million as of December 31, 2015 and $90.9 million as of December 31, 2014. Unremitted earnings of subsidiaries outside of the United States are used to finance our international operations and are generally considered to be indefinitely reinvested. It is not our current intent to change this position. However, the majority of cash held outside the United States is available for repatriation, but under current law, could subject us to additional United States income taxes, less applicable foreign tax credits.

The notional value of ETP volume traded in the U.S. is significant and has generally been increasing during the last two years and into the first quarter of 2016.

U.S. ETP Notional Value as a Percentage of U.S. Equity Notional Value 2014-2015


32.0%
31.0%
30.0%
29.0%
28.0%
27.0%
26.0%
25.0%
24.0%
26.6%
24.4%
25.5%
29.1%
28.0%
25.8%
29.7%
28.0%
31.0%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16*

* through March 23, 2016.

Source: Bloomberg, L.P.

As the largest venue for ETP trading, we believe we are well positioned to take advantage of this trend as more volume gravitates to ETPs.

U.S. ETP Market
The Period July 1, 2015 through December 31, 2015


Bats
26.8%
TRF
37.0%
Nasdaq
14.1%
Other
1.2%
NYSE
20.9%

Source: Data as published through the UTP Plan and CTA Plan feeds.

- ***Tick Size Pilot Program.*** In May 2015, the SEC approved a two-year "tick pilot" program to impose wider minimum quoting and/or trading increments, or tick sizes, in certain illiquid securities in an effort to incent liquidity provision in those securities. The tick pilot is scheduled to begin by October 3, 2016, and will include stocks of companies with $3 billion or less in market capitalization, an average trading volume of one million shares or less, and a volume weighted average price of at least $2.00 for every trading day. The tick pilot will consist of a control group of approximately 1,400 securities and three test groups with 400 securities in each selected by a stratified sampling. During the pilot: (i) pilot securities in the control group will be quoted at the current tick size increment of $0.01 per share and will trade at the currently permitted increments; (ii) pilot securities in the first test group will be quoted in $0.05 minimum increments, but will continue to trade at any price increment that is currently permitted; (iii) the second test group will be quoted in $0.05 minimum increments and will trade at $0.05 minimum increments, subject to a midpoint exception, a retail investor exception, and a negotiated trade exception; and (iv) pilot securities in the third test group will be subject to the same terms as the second test group and will also be subject to a "trade-at" requirement to prevent price matching by a person not displaying at a price of a trading center's best "protected" bid or offer, unless an enumerated exception applies. The exchanges, including BZX, BYX, EDGX, and EDGA, and FINRA are required to submit their initial assessments on the tick pilot's impact 18 months after the pilot begins based on data generated during the first 12 months of its operation.
- ***Oversight of Active Proprietary Trading Firms.*** In March 2015, the SEC proposed amendments to Rule 15b9-1 that would narrow an exemption that currently exempts registered broker-dealers from FINRA membership if they are a member of a national securities exchange, carry no customer accounts, and have annual gross income of no more than $1,000 that is derived from securities transactions effected otherwise than on a national securities exchange of which they are a member. Under the current rule, income derived from proprietary trading conducted with or through another broker-dealer does not count against the $1,000 limit. Among other things, the proposed amendments would eliminate the $1,000 income limit (including the proprietary trading exception to the limit) and replace it with more targeted exemptions, such as for off-exchange transactions by a floor-based dealer that are solely for the purpose of hedging the risks of its floor-based activities. If adopted, a number of active proprietary trading firms that are registered broker-dealers would be required to become FINRA members. The SEC is also considering, but has not yet formally proposed, a rule that would effectively require more firms engaged in high-frequency trading to register as broker-dealers.
- ***Algorithmic Trading.*** In recent years, regulators have been increasingly focused on the use of automated trading algorithms. For example, in March 2015, FINRA issued guidance concerning the supervision and control practices for the development and deployment of algorithmic trading programs. In addition, on February 11, 2016, FINRA filed with the SEC a proposal to require associated persons of its members that are primarily responsible for the design, development or significant modification of algorithmic trading strategies, or who are responsible for the day-to-day supervision or direction of such activities, to register with FINRA as "securities traders." The SEC is also considering, but has not yet formally proposed, rules in the areas of recordkeeping and risk controls that address specific aspects of algorithmic trading.
- ***Off-Exchange Trading Transparency.*** In January 2014, the SEC approved new FINRA rules (i) requiring ATSs to report to FINRA weekly volume information and number of securities transactions within the ATS, and (ii) providing for FINRA's publication of this data on a delayed basis. In January 2016, FINRA filed a rule for immediate effectiveness to end ATSs' self-reporting obligation, but continuing to provide for FINRA publication of the same data from trade report information otherwise provided to FINRA. In October 2015, the SEC approved a new FINRA rule pursuant to which FINRA will also publish information about the volume of

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock and non-voting common stock immediately prior to the initial public offering, giving effect to the reclassification and 1-for-2.9 stock split to be consummated immediately prior to the completion of this offering, as described under "Prospectus Summary—Reclassification and Stock Split," for:

- each person whom we know to own beneficially more than 5% of our common stock and non-voting common stock;
- each of our directors immediately following the initial public offering and NEOs individually;
- all our directors immediately following the initial public offering and executive officers as a group; and
- each selling stockholder.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of April 1, 2016. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock and non-voting common stock outstanding after this offering includes shares of common stock being offered for sale by the selling stockholders. The percentage of beneficial ownership for the following table is based on 83,921,467 shares of common stock and 12,110,398 shares of non-voting common stock immediately prior to the initial public offering, giving effect to our reclassification and 1-for-2.9 stock split to be consummated immediately prior to the completion of this offering, as described under "Prospectus Summary—Reclassification and Stock Split," and 1,560,273 shares of unvested restricted stock as of April 1, 2016. Unless otherwise indicated, the address for each listed stockholder is: c/o Bats Global Markets, Inc., 8050 Marshall Drive, Suite 120, Lenexa, KS 66214. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the

persons named in the table have sole voting and investment power with respect to all shares of common stock and non-voting common stock, as applicable.

Name and Address of Beneficial Owner	Shares Beneficially Owned Before the Offering: Number of Shares of Common Stock and Non-Voting Common Stock	%	Total Voting Power Before the Offering(1)	Shares of Common Stock Being Offered	Shares Beneficially Owned After the Offering: Number of Shares of Common Stock and Non-Voting Common Stock	%	Total Voting Power After the Offering(1)
Named executive officers and directors:							
Chris Concannon(2)	485,008	*	*	—	485,008	*	*
Bryan Harkins(3)	181,723	*	*	—	181,723	*	*
Mark Hemsley(4)	331,807	*	*	—	331,807	*	*
Chris Isaacson(5)	397,237	*	*	—	397,237	*	*
Brian N. Schell(6)	202,589	*	*	—	202,589	*	*
Joe Ratterman(7)	768,417	*	*	—	786,417	*	*
Alan H. Freudenstein	—	—	—	—	—	—	—
Robert W. Jones	—	—	—	—	—	—	—
John McCarthy	—	—	—	—	—	—	—
Chris Mitchell(8)	16,441,857	17.1%	15.1%	—	16,441,857	17.1%	15.1%
Jamil Nazarali	—	—	—	—	—	—	—
Frank Reardon	—	—	—	—	—	—	—
Michael Richter(9)	3,262,500	3.4%	3.9%	181,250	3,081,250	3.2%	3.5%
All executive officers and directors as a group (16 people)	22,568,411	23.5%	21.7%	181,250	22,387,161	23.3%	20.7%
5% stockholders:							
Bank of America Merrill Lynch and Affiliates(10)	4,985,710	5.2%	4.4%	3,988,568	997,142	1.0%	1.1%
BGM Holding, L.P. and Affiliates(8)(18)	16,441,857	17.1%	15.1%	—	16,441,857	17.1%	15.1%
Citigroup Financial Products, Inc.(11)	4,536,803	4.7%	4.4%	—	4,536,803	4.7%	4.2%
Credit Suisse NEXT Investors, LLC(12)	5,657,134	5.9%	4.4%	—	5,657,134	5.9%	4.2%
Instinet Holdings Incorporated(13)	4,607,717	4.8%	5.5%	2,303,858	2,303,859	2.4%	2.6%
International Securities Exchange Holdings, Inc.(14)	8,963,070	9.3%	10.7%	—	8,963,070	9.3%	10.3%
JPMC Strategic Investments II Corporation(15)	4,305,572	4.5%	4.4%	430,557	3,875,015	4.0%	4.2%
Knight Capital Holdings LLC(16)	15,776,278	16.4%	17.5%	2,592,861	13,183,417	13.7%	15.1%
Strategic Investments I, Inc.(17)	5,440,152	5.7%	4.4%	—	5,440,152	5.7%	4.2%
TA XI, L.P., TA Atlantic and Pacific VI, L.P. and TA Investors IV, L.P. ("TA Associates Funds")(18)	16,441,857	17.1%	15.1%	—	16,441,857	17.1%	15.1%
The Goldman Sachs Group, Inc.(19)	4,244,024	4.4%	4.4%	1,037,143	3,206,881	3.3%	3.7%
Other Selling Stockholders:							
Affiliates of Deutsche Bank(20)	3,335,449	3.5%	4.0%	1,000,633	2,334,816	2.4%	2.7%
Karissa Alumbaugh Trust(21)	29,000	*	*	7,250	21,750	*	*
Scot Baldwin(22)	1,522	*	*	652	870	*	*
Michael Beaver(23)	1,409	*	*	1,409	—	—	—
Michael Bellmyer(24)	3,633	*	*	3,633	—	—	—
The Buckley Family Trust(25)	29,000	*	*	10,150	18,850	*	*
Phillip Cockrell(26)	1,516	*	*	870	646	*	*
Jason A. Forst and Twyla J. Forst Trust(27)	10,596	*	*	10,596	—	—	—
Lime Brokerage Holdings LLC(9)	3,262,500	3.4%	3.9%	181,250	3,081,250	3.2%	3.5%
Optiver Holding B.V.(28)	723,648	*	*	288,648	435,000	*	*
Craig Perrigo(29)	6,298	*	*	6,298	—	—	—
Sun Partners LLC(30)	191,669	*	*	191,669	—	—	—
UBS AG London Branch(31)	637,698	*	*	637,698	—	—	—
Christopher Veilleux(32)	1,615	*	*	1,615	—	—	—
Michael J. Vizintos(33)	1,450	*	*	1,450	—	—	—
WEDBUSH, Inc.(34)	942,500	1.0%	1.1%	471,250	471,250	*	*

* Represents less than 1%

(1) Percentage total voting power represents voting power with respect to all shares of our common stock and 1,560,273 shares of unvested restricted stock as of April 1, 2016. Each holder of common stock will be entitled to one vote per share on all matters submitted to our stockholders for a vote. Shares of non-voting common stock do not vote, except as may otherwise be required by law. Shares of non-voting common stock are convertible into common stock at the option of the holder in connection with any "qualified transfer." See "Description of Capital Stock."

(2) Consists of 325,848 shares of common stock, including 286,058 shares of unvested restricted common stock, held of record by Chris Concannon and options to purchase 159,160 shares of our common stock exercisable within 60 days of April 1, 2016.

(3) Consists of 181,723 shares of our common stock, including 165,675 shares of unvested restricted common stock, held of record by Bryan Harkins.

(4) Consists of 300,380 shares of our common stock, including 212,423 shares of unvested restricted common stock, held of record by Mark Hemsley and options to purchase 31,427 shares of our common stock exercisable within 60 days of April 1, 2016.

(5) Consists of 240,098 shares of our common stock, including 146,814 shares of unvested restricted common stock, held of record by Chris Isaacson and options to purchase 157,139 shares of our common stock exercisable within 60 days of April 1, 2016.

(6) Consists of 202,589 shares of our common stock, including 161,766 shares of unvested restricted common stock, held of record by Brian N. Schell.

(7) Consists of 18,939 shares of unvested restricted common stock held of record by Joe Ratterman and 749,478 shares of our common stock held of record by the Joseph P. and Sandra M. Ratterman Trust, Joseph P. Ratterman and Sandra M. Ratterman, as Trustees of the Joseph P. and Sandra M. Ratterman Trust dated September 15, 2008, or their Successors in Trust, may be deemed to share voting power and dispositive power over the shares held by the Joseph P. and Sandra M. Ratterman Trust dated September 15, 2008.

(8) Consists of 11,680,643 shares of our common stock held of record by BGM Holding, L.P. and 974,400 shares of our common stock and 3,786,814 shares of our non-voting common stock held of record by the TA Associates Funds. BGM Holding, L.P. is 50% owned and controlled by the Spectrum Equity Funds, which may be deemed to share voting and dispositive power over the shares held by BGM Holding, L.P. The general partner of each of the Spectrum Equity Funds is Spectrum Equity Associates VI, L.P., the general partner of which is SEA VI Management, LLC, over which Brion B. Applegate, William P. Collatos, Victor E Parker, Christopher T. Mitchell, one of our directors, and Benjamin C. Spero exercise voting and dispositive power. Each of the controlling entities, individual general partners and managing directors of the Spectrum Equity Funds, as the case may be, including Christopher T. Mitchell, who is a managing director of the general partner of Spectrum Equity, Brion B. Applegate, William P. Collatos, Victor E Parker and Benjamin C. Spero disclaims beneficial ownership of the shares held of record by BGM Holding, L.P. except to the extent of any pecuniary interest therein. The principal business address of each of the Spectrum Equity Funds is One International Place, 35th Floor Boston MA 02110. BGM Holding, L.P. is 50% owned and controlled by TA Associates Funds, which may be deemed to share voting and dispositive power over the shares held by BGM Holding, L.P. See footnote 18 below for more information about shares held by the TA Associates Funds.

(9) Consists of 725,000 shares of our common stock held of record by Lime Brokerage Holdings LLC, 1,087,500 shares of our common stock held of record by NTC & Co. FBO Mark Gorton and 1,450,000 shares of our common stock held of record by John Martello. These parties may be deemed to have shared voting power over such shares due to the fact that Lime Brokerage Holdings LLC, Mark Gorton and John Martello are collectively entitled to designate one individual (currently Michael Richter) to serve on our board of directors under the terms of our Investor Rights Agreement. Michael Richter, one of our directors, is the Chief Financial Officer of Lime Brokerage Holdings LLC and therefore may also be deemed to share voting and dispositive power over the shares held by Lime Brokerage Holdings LLC. Upon the completion of this offering, such provision of our Investor Rights Agreement will automatically terminate, and such parties will cease to be entitled to designate an individual to serve on our board of directors. In addition, Lime Brokerage Holdings LLC is owned in part by John Martello and MJG Lime Brokerage Family LP, of which Mark Gorton is the general partner. PENSCO Trust Company (nominee name of NTC & Co.) will act upon receipt of Mark Gorton's authorization. Mark Gorton disclaims beneficial ownership of such shares held by Lime Brokerage Holdings LLC and John Martello, except to the extent of his pecuniary interest in such shares. John Martello disclaims beneficial ownership of such shares held by Lime Brokerage Holdings LLC and Mark Gorton, except to the extent of his pecuniary interest in such shares. Lime Brokerage Holdings LLC disclaims beneficial ownership of such shares held by Mark Gorton and John Martello, except to the extent of its pecuniary interest in such shares. Lime Brokerage Holdings LLC's address is 625 Broadway, 12th Floor, New York, NY 10012. NTC & Co. FBO Mark Gorton's address is P.O. Box 173859, Denver, CO 80217-3859. John Martello's address is 377 Broadway, 11th Floor, New York, NY 10013. 181,250 shares of common stock being offered are being sold by Lime Brokerage Holdings LLC.

(10) Consists of 2,175,965 shares of our common stock and 1,328,200 shares of our non-voting common stock held of record by ML IBK Positions, Inc., 1,162,096 shares of our common stock held of record by Merrill Lynch International and 319,449 shares of our common stock held of record by Merrill Lynch L.P. Holdings Inc. The ultimate parent of each of ML IBK Positions, Inc., Merrill Lynch International and Merrill Lynch L.P. Holdings Inc. is Bank of America Corporation, which is also the ultimate parent of one of the underwriters of this offering. As the ultimate parent of each of ML IBK Positions, Inc., Merrill Lynch International and Merrill Lynch L.P. Holdings Inc., Bank of America Corporation may be deemed to share voting and dispositive power over the shares held by ML IBK Positions, Inc., Merrill Lynch International and Merrill Lynch L.P. Holdings Inc. 2,507,023 of the shares of common stock being offered are being sold by ML IBK Positions, Inc., 1,162,096 of the shares of common stock being offered are being sold by Merrill Lynch International and 319,449 shares of common stock being offered are being sold by Merrill Lynch L.P. Holdings Inc. ML IBK Positions, Inc.'s and Merrill Lynch L.P. Holdings Inc.'s address is c/o BASIC, One Bryant Park, 17th Floor, New York, NY 10036. Merrill Lynch International's address is 2 King Edward Street, London, EC1A 1HQ, United Kingdom. Each of ML IBK Positions, Inc., Merrill Lynch International and Merrill Lynch L.P. Holdings Inc. is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Professional Clearing Corporation, BofA Distributors, Inc., Merrill Lynch Financials Markets, Inc. and TMC Bonds L.L.C., which are registered broker-dealers. Each of ML IBK Positions, Inc., Merrill Lynch International and Merrill Lynch L.P. Holdings Inc. has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase. See "Certain Relationships and Related Transactions" for a discussion of our relationship with Bank of America Merrill Lynch.

(11) Consists of 3,658,103 shares of our common stock and 878,700 shares of our non-voting common stock held of record by Citigroup Financial Products, Inc. Daniel Keegan is a managing director of Citigroup Financial Products, Inc. and therefore may be deemed to share voting and dispositive power over the shares held by Citigroup Financial Products, Inc. Citigroup Financial Products, Inc.'s ultimate parent is Citigroup Inc., the ultimate parent of one of the underwriters of this offering. Citigroup Financial Products, Inc.'s address is 390 Greenwich Street, 3rd Floor, New York, NY 10013. Citigroup Financial Products, Inc. is an affiliate of Citigroup Global Markets Inc., Automated Trading Desk Financial Products LLC and Citicorp Securities Services Inc., each a registered broker-dealer. Citigroup Financial Products, Inc. has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase. See "Certain Relationships and Related Transactions" for a discussion of our relationship with Citigroup.

(12) Consists of 3,656,134 shares of our common stock and 2,001,000 shares of our non-voting common stock held of record by Credit Suisse NEXT Investors, LLC. Credit Suisse Asset Management, LLC (the "Adviser") is the investment adviser of Credit Suisse NEXT Investors, LLC. Credit Suisse NEXT Investors, LLC's ultimate parent is Credit Suisse Group AG, the ultimate parent of one of the underwriters of this offering. Credit Suisse NEXT Investors, LLC's address is 11 Madison Avenue, New York, NY 10010. Credit Suisse Securities (USA), LLC, a registered broker-dealer, is an affiliate of the Adviser. Credit Suisse NEXT Investors, LLC has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase. See "Certain Relationships and Related Transactions" for a discussion of our relationship with Credit Suisse.

(13) Consists of 4,607,717 shares of our common stock held of record by Instinet Holdings Incorporated. Naoki Matsuba is chairman of Instinet Holdings Incorporated and David Findley, Jonathan Kellner and Paul Spanswick are each directors of Instinet Holdings Incorporated and therefore may be deemed to share voting and dispositive power over the shares held by Instinet Holdings Incorporated. Instinet Holdings Incorporated's ultimate parent is Nomura Holdings, Inc., the ultimate parent of one of the underwriters of this offering. Instinet Holdings Incorporated's address is 309 West 49th Street, New York, New York 10019. Instinet Holdings Incorporated is an affiliate of Instinet, LLC and Nomura Securities International Inc., which are registered broker-dealers, and Nomura Global Financial Products Inc., which is a registered OTC derivatives dealer. Instinet Holdings Incorporated has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase. See "Certain Relationships and Related Transactions" for a discussion of our relationship with Instinet Holdings Incorporated.

(14) Consists of 8,963,070 shares of our common stock held of record by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc.'s ultimate parent is Deutsche Börse AG. International Securities Exchange Holdings, Inc.'s address is 60 Broad Street, New York, NY 10004.

(15) Consists of 3,655,972 shares of our common stock and 649,600 shares of our non-voting common stock held of record by JPMC Strategic Investments II Corporation. JPMorgan Chase & Co. is the ultimate parent of JPMC Strategic Investments II Corporation and is the ultimate parent of one of the underwriters in this offering. JPMC Strategic Investments II Corporation's address is 245 Park Avenue, New York, NY 10167. JPMC Strategic Investments II Corporation is an affiliate of J.P. Morgan Securities LLC, a registered broker-dealer. JPMC Strategic Investments II Corporation has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase. See "Certain Relationships and Related Transactions" for a discussion of our relationship with JPMorgan Chase & Co.

(16) Consists of 14,677,178 shares of our common stock and 1,099,100 shares of our non-voting common stock held of record by Knight Capital Holdings LLC. Knight Capital Holdings LLC's address is 545 Washington Boulevard, Jersey City, NJ 07310. Knight Capital Holdings LLC is an affiliate of KCG Americas LLC, a registered broker-dealer. Knight Capital Holdings LLC has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase. See "Certain Relationships and Related Transactions" for a discussion of our relationship with Knight Capital Holdings LLC.

(17) Consists of 3,656,592 shares of our common stock and 1,783,560 shares of our non-voting common stock held of record by Strategic Investments I, Inc. The voting and dispositive power over such shares held by Strategic Investments I, Inc. is ultimately held by Morgan Stanley. The members of the board of directors of Strategic Investments I, Inc. as a group may be deemed to share voting and dispositive power over the shares held by Strategic Investments I, Inc. Morgan Stanley is the ultimate parent of Strategic Investments I, Inc. and is the ultimate parent of one of the underwriters in this offering. Strategic Investments I, Inc.'s address is 1585 Broadway, New York, NY 10036.

(18) Consists of 974,400 shares of our common stock and 3,786,814 shares of our non-voting common stock held of record by the TA Associates Funds, and 11,680,643 shares of our common stock held of record by BGM Holding, L.P. TA Associates, L.P. is either the direct or indirect general partner of the TA Associates Funds and has the investment and voting control of the TA Associates Funds. Voting and investment power with respect to such shares is vested in a four-person investment committee at TA Associates, L.P. consisting of the following partners or employees of TA Associates, L.P.: Jonathan M. Goldstein, Kurt R. Jaggers, Jonathan W. Meeks and Kenneth T. Schiciano. TA Associates, L.P. may be deemed to have an indirect pecuniary interest in such shares held by the TA Associates Funds. TA Associates, L.P. disclaims beneficial ownership of such securities except to the extent of any pecuniary interest in such shares, which is subject to indeterminable future events. Messrs Goldstein, Jaggers, Meeks and Schiciano may be deemed to have an indirect pecuniary interest as a partner of TA Investors IV, L.P. in certain shares of common stock and non-voting common stock. Such individuals disclaim beneficial ownership of such securities, except to the extent of their pecuniary interest therein. The address of each TA Associates Fund is 200 Clarendon Street, 56th floor, Boston, Massachusetts 02116. See footnote 8 above for more information about the voting and investment power of the TA Associates Funds and other entities over the shares held of record by BGM Holding, L.P.

(19) Consists of 3,660,600 shares of our common stock and 583,424 shares of our non-voting common stock held of record by The Goldman Sachs Group Inc. The Goldman Sachs Group Inc. is the ultimate parent of one of the underwriters in this offering. The Goldman Sachs Group Inc.'s address is 200 West Street, New York, NY 10282. The Goldman Sachs Group Inc. is an affiliate of Goldman, Sachs & Co., a registered broker-dealer. The Goldman Sachs Group Inc. has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase. See "Certain Relationships and Related Transactions" for a discussion of our relationship with Goldman Sachs.

(20) Consists of 3,216,100 shares of our common stock held of record by DB Investment Partners, Inc. and 119,349 shares of our common stock held of record by DB US Financial Markets Holding Corporation. DB Investment Partners, Inc.'s and DB US Financial Markets Holding Corporation's ultimate parent is Deutsche Bank AG. DB Investment Partners, Inc.'s and DB US Financial Markets Holding Corporation's address is 60 Wall Street, 4th Floor, New York, NY 10005. 964,830 of the shares of common stock being offered are being sold by DB Investment Partners, Inc. and 35,803 of the shares of common stock being offering are being sold by DB US Financial Markets Holding Corporation. Each of DB Investment Partners, Inc. and DB US Financial Markets Holding Corporation is an affiliate of Deutsche Bank Securities Inc., a registered broker-dealer. Each of DB Investment Partners, Inc. and DB US Financial Markets Holding Corporation has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no

agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase. See "Certain Relationships and Related Transactions" for a discussion of our relationship with Deutsche Bank.

(21) Consists of 29,000 shares of our common stock held of record by the Karissa Alumbaugh Trust. Karissa LeRae Alumbaugh, as Trustee of the Karissa Alumbaugh Trust dated December 22, 2011, or Successors in Trust, may be deemed to share voting power and dispositive power over the shares held by the Karissa Alumbaugh Trust dated December 22, 2011, or Successors in Trust.

(22) Consists of 1,522 shares of our common stock held of record by Scot Baldwin. Mr. Baldwin is an affiliate of Bats Trading, Inc., a registered broker-dealer. Scot Baldwin has represented to us that he (i) purchased the shares he is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase.

(23) Consists of 1,409 shares of our common stock held of record by Michael Beaver.

(24) Consists of 3,633 shares of our common stock held of record by Michael Bellmyer.

(25) Consists of 29,000 shares of our common stock held of record by The Buckley Family Trust. Michael J. Semack, as Trustee of The Buckley Family Trust, an irrevocable trust, may be deemed to have voting and dispositive power over the shares held by The Buckley Family Trust.

(26) Consists of 1,516 shares of our common stock held of record by Phillip Cockrell. Mr. Cockrell is an affiliate of Bats Trading, Inc., a registered broker-dealer. Phillip Cockrell has represented to us that he (i) purchased the shares he is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase.

(27) Consists of 10,596 shares of our common stock held of record by the Jason A. Forst and Twyla J. Forst Trust. Jason A. Forst and Twyla J. Forst, as Trustees of the Jason A. Forst and Twyla J. Forst Trust dated January 4, 2002, or their Successors in Trust, may be deemed to share voting power and dispositive power over the shares held by the Jason A. Forst and Twyla J. Forst Trust dated January 4, 2002, or their Successors in Trust.

(28) Consists of 723,648 shares of our common stock held of record by Optiver Holding B.V. Paul Hilgers, Edwin Duijn and Johann Kaemingk are each directors of Optiver Holding B.V. and therefore may be deemed to share voting and dispositive power over the shares held by Optiver Holding B.V. Optiver Holding B.V.'s address is Strawinskylaan 3095, 1077 ZX Amsterdam, The Netherlands. Optiver US LLC, a registered broker-dealer, is an affiliate of Optiver Holding B.V. Optiver Holding B.V. has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase.

(29) Consists of 6,298 shares of our common stock held of record by Mr. Perrigo.

(30) Consists of 191,669 shares of our common stock held of record by Sun Partners LLC. The managing member of Sun Partners LLC is Jefferson Wigley. Sun Partners LLC's address is 100 S. Wacker Drive, Chicago, IL 60606.

(31) Consists of 637,698 shares of our common stock held of record by UBS AG, London Branch. UBS AG, London Branch's address is 1 Finsbury Avenue, London EC2M 2PP. UBS Securities LLC, a registered broker-dealer is an affiliate of UBS AG, London Branch. UBS AG, London Branch has represented to us that it (i) acquired the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their acquisition.

(32) Consists of 1,615 shares of our common stock held of record by Christopher Veilleux.

(33) Consists of 1,450 shares of our common stock held of record by Michael J. Vizintos.

(34) Consists of 942,500 shares of our common stock held of record by WEDBUSH, Inc. WEDBUSH, Inc.'s address is 1000 Wilshire Boulevard, Suite 830, Los Angeles, CA 90017. WEDBUSH, Inc. is the parent of Wedbush Securities Inc., a registered broker-dealer. WEDBUSH, Inc. has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase.

DESCRIPTION OF CAPITAL STOCK

General

The following is a description of the rights of our capital stock and related provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the completion of this offering, and is qualified by reference to the forms of our amended and restated certificate of incorporation and the form of our amended and restated bylaws, each of which we expect to be in effect immediately prior to the closing of this offering, and the Investor Rights Agreement, all of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our amended and restated certificate of incorporation will provide that, immediately prior to the closing of the offering, common stock and non-voting common stock will be authorized. In conjunction with this offering, we intend to reclassify each share of our existing capital stock designated as Class A non-voting common stock as one share of common stock. We also intend to reclassify each share of our existing capital stock designated as Class B non-voting common stock as one share of non-voting common stock. The rights of the holders of our common stock and non-voting common stock will be identical, except with respect to voting rights and conversion provisions. With respect to voting, each share of common stock will be entitled to one vote per share. Non-voting common stock will not be entitled to vote, except as required by applicable law.

Immediately following the closing of this offering, after giving effect to the reclassification and 1-for-2.9 stock split to be consummated immediately prior to the completion of the offering, as described under "Prospectus Summary—Reclassification and Stock Split", our authorized capital stock will consist of 435,000,000 shares, each with a par value of $0.01 per share, of which:

- 362,500,000 shares are designated as common stock;
- 29,000,000 shares are designated as non-voting common stock; and
- 43,500,000 shares are designated as preferred stock.

Immediately prior to the offering, we will have outstanding 83,240,231 shares of common stock, held of record by 210 stockholders and 12,110,398 shares of non-voting common stock, held of record by 8 stockholders. These amounts give effect to our reclassification and 1-for-2.9 stock split.

In addition, as of December 31, 2015, after giving effect to the reclassification and 1-for-2.9 stock split, 1,939,359 shares of our common stock were subject to outstanding options. Of such shares, 477,499 shares were subject to unvested outstanding options held by our employees.

Common Stock and Non-Voting Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share. Non-voting common stock will not be entitled to vote, except as required by applicable law. Delaware law would require our non-voting common stock to vote separately as a single class in the following circumstances:

- if we amend our amended and restated certificate of incorporation to increase the authorized shares of non-voting common stock, or to increase or decrease the par value of non-voting common stock, then such class would be required to vote to approve the proposed amendment; or
- if we amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of non-voting common stock in a manner that

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, may adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 86,681,512 shares of common stock and 8,669,117 shares of non-voting common stock outstanding, after giving effect to our reclassification and 1-for-2.9 stock split to be consummated immediately prior to the completion of this offering, as described under "Prospectus Summary—Reclassification and Stock Split." Of these shares, the 13,168,058 shares of common stock sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock that are not sold in this offering will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, all of our executive officers and directors and the holders of substantially all of our capital stock are subject to lock-up agreements the underwriters of this offering that restrict the stockholders' ability to transfer shares, subject to specific exceptions, of our common stock for periods of at least 180 days, and for a portion of the shares, 360 and 540 days, from the date of this prospectus, as described below. As a result of these agreements and the registration rights provisions described above under "Description of Capital Stock—Registration Rights," subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

- beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market;
- beginning 181 days after the date of this prospectus, up to an aggregate of 28,854,917 additional shares will become eligible for sale in the public market, of which 9,229,408 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below;
- beginning 361 days after the date of this prospectus, up to an aggregate of 28,854,917 additional shares will become eligible for sale in the public market, of which 9,229,408 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below;
- beginning 541 days after the date of this prospectus, up to an aggregate of 26,854,948 additional shares will become eligible for sale in the public market, of which 9,229,422 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and
- the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an

affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

- 1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering; and
- the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six-month holding period increases to one year in the event that we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year in the event that we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

We are unable to estimate the number of shares of our common stock that will be sold under Rule 144 since this will depend on the market price for our common stock, the circumstances of the stockholders and other factors.

Rule 701

In general, any of our employees, directors, officers, consultants or advisors who purchases shares of common stock from us under Rule 701 pursuant to a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

After this offering, holders of approximately 77,269,354 shares of common stock and non-voting common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of the Investor Rights Agreement between us and the holders of these securities. These registration rights are described in "Description of Capital Stock—Registration Rights."

Stock Options

As of December 31, 2015, after giving effect to the reclassification and 1-for-2.9 stock split to be consummated immediately prior to the completion of this offering, as described under "Prospectus

Summary—Reclassification and Stock Split,” we had an aggregate of 1,939,359 shares of common stock issuable upon the exercise of outstanding stock options and an aggregate of 6,960,751 shares of common stock reserved for future issuance under our equity incentive plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of 1,939,359 common stock subject to outstanding options or issuable pursuant to our stock option plans. Shares registered under such registration statement will be available for sale in the open market, subject to vesting restrictions and/or exercise and the restrictions described below.

Lock Up

We, our executive officers and directors, the selling stockholders and holders of substantially all of our capital stock have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any securities convertible into or exercisable or exchangeable for shares of common stock; file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for at least a period of 180 days, and for a portion of the shares, 360 and 540 days, after the date of this prospectus without the prior written consent of the representatives of the underwriters. After the offering, certain employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above. See “Underwriters (Conflicts of Interests).”

UNDERWRITERS (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	
Citigroup Global Markets Inc.	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Credit Suisse Securities (USA) LLC	
Goldman, Sachs & Co.	
J.P. Morgan Securities LLC	
Jefferies LLC	
Barclays Capital Inc.	
Nomura Securities International, Inc.	
Sandler O'Neill & Partners, L.P.	
Total:	13,168,058

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Certain of the underwriters may sell shares of common stock to the public through one or more of their affiliates as selling agents.

Certain of our selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,975,208 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to the selling stockholders. These amounts are shown

assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,975,208 shares of common stock from certain of the selling stockholders named herein.

		Total	
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by selling stockholders	$	$	$
Proceeds, before expenses to selling stockholders	$	$	$

The estimated offering expenses payable by us are approximately $3,433,532. We have agreed to reimburse the underwriters for the FINRA-related fees and expenses of the underwriters' counsel, not to exceed $75,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to have our common stock listed on BZX under the symbol "BATS."

We, our executive officers and directors, the selling stockholders and holders of substantially all of our capital stock have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days, and for a portion of the shares, 360 and 540 days, after the date of this prospectus:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;
- file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or
- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

- the sale of shares of common stock to the underwriters pursuant to the underwriting agreement;
- transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of our common stock or other securities acquired in such open market transactions;
- the issuance of shares of common stock, the grant of options to purchase shares of common stock or the grant of other equity awards under our employee stock purchase plan and our equity incentive plans in existence prior to the date of this prospectus and described herein, *provided* such awards shall not become exercisable during the restricted period;

- the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the closing date specified in the underwriting agreement of which the underwriters have been advised in writing or which is otherwise described in this prospectus;
- the issuance by us of shares of our common stock, or securities convertible into our common stock, not to exceed 10% of the aggregate number of shares of our common stock and non-voting common stock outstanding after the consummation of this offering in connection with mergers or acquisition transactions, joint ventures or other strategic corporate transactions, *provided* that the recipient of such shares or securities agrees to be bound by such restrictions;
- the transactions contemplated in this prospectus under "Prospectus Summary—Reclassification and Stock Split";
- transfers of shares of our common stock, or securities convertible into our common stock, by any person other than us as a bona fide gift or by will or intestacy, including to charitable donations, *provided* that the donee agrees to be bound by such restrictions and that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period;
- transfers of shares of our common stock, or securities convertible into our common stock, by any person other than us to any trust for the direct or indirect benefit of such person or the immediate family of such person, *provided* that the trustee of such trust agrees to be bound by such restrictions and that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period;
- if by any person other than us that is a corporation, partnership, limited liability company, trust or other business entity (A) transfers of shares of our common stock or any security convertible into our common stock to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of such person or (B) distributions of shares of our common stock or any security convertible into our common stock to stockholders, partners, members or other equity holders of such person, *provided* that each transferee or distributee agrees to be bound by such restrictions and that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period;
- the exercise of a stock option by any person other than us to purchase shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common stock, or other similar awards granted on or prior to the date of this prospectus or granted pursuant to our equity incentive plans described in this prospectus;
- transfers by any person other than us of shares of our common stock, or securities convertible into our common stock, to us, or pursuant to sales upon the exercise of options to purchase our common stock, or the vesting, delivery or settlement of restricted shares of our common stock, RSUs or other awards to provide for any withholding taxes on the exercise, vesting, delivery or settlement thereof or to pay the exercise price thereof;
- the establishment of or modification of any contract, instruction or trading plan intended to comply with Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, *provided* (i) such plan does not provide for the transfer of common stock during the restricted period described herein and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such

plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

- with respect to our executive officers and directors and all of our principal investors, the transfer of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of the common stock involving a change of control of the company, *provided* that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, the common stock owned by such transferor shall remain subject to the restrictions described herein; or
- with respect to our executive officers and directors and all of our principal investors, any transfer of common stock if required by law or a governmental authority, or if the transferor's continued holding of such common stock would result in materially adverse compliance or regulatory consequences for such person or any of its affiliates.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Conflicts of Interest

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., and Nomura Securities International, Inc., underwriters of this offering, or their affiliates, will each receive more than 5% of net offering proceeds and will have a "conflict of interest" pursuant to FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. As such, any underwriter that has a conflict of interest pursuant to FINRA Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to FINRA Rule 5121, a "qualified independent underwriter" (as defined in FINRA Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Sandler O'Neill & Partners, L.P. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus.

Certain affiliates of the underwriters of this offering are participating as selling stockholders in this offering. There may be a conflict of interest between their interests as selling stockholders (i.e., to maximize the value of their investment) and their respective interests as underwriters (i.e., in negotiating the initial public offering price) as well as your interest as a purchaser. As affiliates of participants in this offering that are seeking to realize the value of their investment in us, these underwriters could have interests beyond customary underwriting discounts and commissions.

One of our directors is an employee of Credit Suisse, and another director is a senior advisor to Morgan Stanley, each an underwriter participating in this offering, or their affiliates. In addition, certain underwriters and their affiliates are our customers. The underwriters or their affiliates have also performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

Directed Share Program

At our request, the underwriters have reserved up to of the 5% of the shares offered by this prospectus for sale at the initial public offering price to persons who are directors or employees through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for directors who have entered into lock-up agreements as contemplated above, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of the representatives, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For directors purchasing shares through the directed share program, the lock-up agreements contemplated above shall govern with respect to their purchases. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered by the selling stockholders will be passed upon by Eric Swanson, our Executive Vice President, General Counsel and Secretary. Certain matters will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Various legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements of Bats Global Markets, Inc. as of December 31, 2015 and 2014, and for each of the years in the three year period ended December 31, 2015, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Direct Edge Holdings LLC and subsidiaries as of December 31, 2013 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of KCG Hotspot FX as of December 31, 2014 and 2013, and for each of the years in the two year period ended December 31, 2014, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report with respect to the December 31, 2014 combined financial statements contains an explanatory paragraph that refers to the basis of presentation of those combined financial statements.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of Bats Global Markets, Inc., 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain a website at www.bats.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Bats Global Markets, Inc.:

We have audited the accompanying consolidated statements of financial condition of Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and its subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bats Global Markets, Inc. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Kansas City, Missouri
March 7, 2016, except as to Note 22,
as to which the date is April 4, 2016

(22) Subsequent Events

On March 28, 2016, the Company's board of directors approved a stock split at a ratio of 1 for 2.9 of each class of the Company's outstanding common stock, after giving effect to the reclassification of each share of Class A non-voting common stock to voting common stock and Class B non-voting common stock to non-voting common stock. As approved, the reclassification and stock split is contingent upon and shall become effective immediately after the filing of an amended and restated certificate of incorporation, and which will become effective immediately prior to the completion of the Company's IPO. The consolidated financial statements do not reflect the effects of the contingent reclassification and stock split.

On March 28, 2016, the Company signed a definitive agreement to acquire ETF.com, a provider of ETF data, news and analysis, with approximately $3.0 million in annual revenue. The transaction closed on April 1, 2016.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the consolidated financial statements as of and for the year ended December 31, 2015.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

	Amount To Be Paid
SEC registration fee	$ 28,974
FINRA filing fee	43,658
BZX listing fee	100,000
Transfer agent's fees	3,500
Printing and engraving expenses	280,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	975,000
Miscellaneous	2,400
Total	$3,433,532

Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. On completion of this offering, the Registrant's amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of the Registrant's directors for monetary damages for breach of their fiduciary duties as directors. The Registrant's amended and restated certificate of incorporation will provide that the Registrant must indemnify its directors and officers as well as directors or officers of another corporation, partnership, joint venture, trust or other enterprise serving at the request of the Registrant, and may indemnify its employees and other agents, in each case to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's amended and restated certificate of incorporation will provide for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Also, included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed (without taking into account the reclassification and 1-for-2.9 stock split to be consummated immediately prior to the completion of this offering):

1. Since January 1, 2013, the Registrant has issued to directors, officers and employees options to purchase an aggregate of 125,151 shares of common stock with a weighted average exercise price of $36.44 per share, pursuant to the Bats Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan, and 94,387 shares of common stock with a weighted average exercise price of $36.44 per share, pursuant to the Bats Global Markets, Inc. 2009 Stock Option Plan.

2. Since January 1, 2013, the Registrant has issued to directors, officers and employees 703,467 restricted shares of common stock pursuant to the Bats Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan.

3. Since January 1, 2013, upon the exercise of stock options, the Registrant has issued 120,844 shares of common stock to certain officers, directors and employees in exchange for $3.2 million.

4. On January 31, 2014, the Registrant issued 9,803,748 shares of common stock to certain members of Direct Edge for an aggregate value of $344.5 million as part consideration for the acquisition of 100% of the outstanding stock of Direct Edge.

5. Since January 1, 2013, the Registrant has issued 15,792 shares of common stock to certain employees in exchange for $0.7 million pursuant to the ESPP.

None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering. The securities referenced above in items (1) and (2) were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder. These securities were issued pursuant to written compensatory benefit plans (or written contracts or arrangements relating to compensation) established for our employees and officers. The securities referenced above in item (3) were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement
2.1**	Securities Purchase Agreement, dated January 27, 2015, between Knight Capital Group, Inc. and Bats Global Markets, Inc.
3.1**	Amended and Restated Certificate of Incorporation, as currently in effect

Exhibit Number	Description
3.2**	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of the offering
3.3**	Amended and Restated Bylaws, as currently in effect
3.4**	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of the offering
3.5	Form of Certificate of Amendment of Amended and Restated Certificate of Incorporation, to effect the stock split
4.1	Form of Common Stock Certificate
4.2**	Investor Rights Agreement, dated as of January 31, 2014
5.1	Opinion of Eric Swanson, Executive Vice President, General Counsel and Secretary of Bats Global Markets, Inc.
10.1**	Bats Global Markets, Inc. 2009 Stock Option Plan
10.2**	Bats Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan
10.3**	Form of Stock Option Award Agreement pursuant to the Bats Global Markets, Inc. 2009 Stock Option Plan
10.4**	Form of Stock Option Award Agreement pursuant to the Bats Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan
10.5**	Form of Restricted Stock Award Agreement pursuant to the Bats Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan
10.6**	Form of Bats Global Markets, Inc. Cash Incentive Plan
10.7**	Form of Bats Global Markets, Inc. Employee Stock Purchase Plan
10.8**	Form of Bats Global Markets, Inc. Employee Share Repurchase Plan
10.9**	Credit Agreement, dated as of January 31, 2014, between Bats Global Markets, Inc., as Borrower, and Credit Suisse AG, as Administrative Agent
10.10**	First Amendment to 2014 Credit Agreement and the First Amendment to the Guarantee and Collateral Agreement, dated as of February 24, 2015, among Bats Global Markets, Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and Credit Suisse AG, as Collateral Agent
10.11**	Form of Bats Global Markets, Inc. 2016 Omnibus Incentive Plan
10.12**	Form of Bats Global Markets, Inc. 2016 Non-Employee Directors Compensation Plan
10.13**	Form of Bats Global Markets, Inc. 2016 Employee Stock Purchase Plan
10.14**	Form of Bats Global Markets, Inc. Non-Employee Directors Compensation Policy
10.15	Form of U.S. Executive Employment Agreement between Bats Global Markets, Inc. and certain executive officers
10.16	Form of U.K. Executive Employment Agreement between Bats Global Markets, Inc. and certain executive officers
21.1**	[Removed]
21.2	Subsidiaries of the Registrant

Exhibit Number	Description
23.1	Consent of KPMG LLP, independent registered public accountants for Bats Global Markets, Inc.
23.2	Consent of KPMG LLP, independent auditors for Direct Edge Holdings LLC
23.3	Consent of KPMG LLP, independent auditors for KCG Hotspot FX
23.4	Consent of Eric Swanson, Executive Vice President, General Counsel and Secretary of Bats Global Markets, Inc. (included in Exhibit 5.1)
24.1**	Power of Attorney

** Previously filed.

(b) The following financial statement schedule is filed as part of this Registration Statement:

None.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following